Exhibit 99.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2019 and June 30, 2018
The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes thereto which are included herein, the discussion included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or the SEC, on March 20, 2019, and other financial information appearing elsewhere in this report. We prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. We have a fiscal year end of December 31. The unaudited condensed consolidated financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this report are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.
As used herein, “we,” “us,” “our” and the "Company” all refer to Scorpio Tankers Inc. and its subsidiaries. The term “Scorpio Pools” refers to the spot market-oriented pools of similarly sized vessels which are operated by companies affiliated with us.
Information on the Company
General
We are a provider of marine transportation of petroleum products worldwide. As of September 20, 2019, we owned or finance leased 109 product tankers (38 LR2, 12 LR1, 45 MR and 14 Handymax) that have a weighted average age of 4.1 years and bareboat chartered-in 10 product tankers (three MR and seven Handymax), which we refer to collectively as our Operating Fleet.
The following table presents summary information concerning our Operating Fleet as of September 20, 2019:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned or finance leased vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax
15	STI Amber	2012	49,990	—	SMRP (2)	MR
16	STI Topaz	2012	49,990	—	SMRP (2)	MR
17	STI Ruby	2012	49,990	—	SMRP (2)	MR
18	STI Garnet	2012	49,990	—	SMRP (2)	MR
19	STI Onyx	2012	49,990	—	SMRP (2)	MR

20	STI Fontvieille	2013	49,990	—	SMRP (2)	MR
21	STI Ville	2013	49,990	—	SMRP (2)	MR
22	STI Duchessa	2014	49,990	—	SMRP (2)	MR
23	STI Opera	2014	49,990	—	SMRP (2)	MR
24	STI Texas City	2014	49,990	—	SMRP (2)	MR
25	STI Meraux	2014	49,990	—	SMRP (2)	MR
26	STI San Antonio	2014	49,990	—	SMRP (2)	MR
27	STI Venere	2014	49,990	—	SMRP (2)	MR
28	STI Virtus	2014	49,990	—	SMRP (2)	MR
29	STI Aqua	2014	49,990	—	SMRP (2)	MR
30	STI Dama	2014	49,990	—	SMRP (2)	MR
31	STI Benicia	2014	49,990	—	SMRP (2)	MR
32	STI Regina	2014	49,990	—	SMRP (2)	MR
33	STI St. Charles	2014	49,990	—	SMRP (2)	MR
34	STI Mayfair	2014	49,990	—	SMRP (2)	MR
35	STI Yorkville	2014	49,990	—	SMRP (2)	MR
36	STI Milwaukee	2014	49,990	—	SMRP (2)	MR
37	STI Battery	2014	49,990	—	SMRP (2)	MR
38	STI Soho	2014	49,990	—	SMRP (2)	MR
39	STI Memphis	2014	49,990	—	SMRP (2)	MR
40	STI Tribeca	2015	49,990	—	SMRP (2)	MR
41	STI Gramercy	2015	49,990	—	SMRP (2)	MR
42	STI Bronx	2015	49,990	—	SMRP (2)	MR
43	STI Pontiac	2015	49,990	—	SMRP (2)	MR
44	STI Manhattan	2015	49,990	—	SMRP (2)	MR
45	STI Queens	2015	49,990	—	SMRP (2)	MR
46	STI Osceola	2015	49,990	—	SMRP (2)	MR
47	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR
48	STI Seneca	2015	49,990	—	SMRP (2)	MR
49	STI Westminster	2015	49,687	1B	SMRP (2)	MR
50	STI Brooklyn	2015	49,990	—	SMRP (2)	MR
51	STI Black Hawk	2015	49,990	—	SMRP (2)	MR
52	STI Galata	2017	49,990	—	SMRP (2)	MR
53	STI Bosphorus	2017	49,990	—	SMRP (2)	MR
54	STI Leblon	2017	49,990	—	SMRP (2)	MR
55	STI La Boca	2017	49,990	—	SMRP (2)	MR
56	STI San Telmo	2017	49,990	1B	SMRP (2)	MR
57	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR
58	STI Esles II	2018	49,990	1B	SMRP (2)	MR
59	STI Jardins	2018	49,990	1B	SMRP (2)	MR
60	STI Excel	2015	74,000	—	SLR1P (3)	LR1
61	STI Excelsior	2016	74,000	—	SLR1P (3)	LR1
62	STI Expedite	2016	74,000	—	SLR1P (3)	LR1
63	STI Exceed	2016	74,000	—	SLR1P (3)	LR1
64	STI Executive	2016	74,000	—	SLR1P (3)	LR1
65	STI Excellence	2016	74,000	—	SLR1P (3)	LR1

66	STI Experience	2016	74,000	—	SLR1P (3)	LR1
67	STI Express	2016	74,000	—	SLR1P (3)	LR1
68	STI Precision	2016	74,000	—	SLR1P (3)	LR1
69	STI Prestige	2016	74,000	—	SLR1P (3)	LR1
70	STI Pride	2016	74,000	—	SLR1P (3)	LR1
71	STI Providence	2016	74,000	—	SLR1P (3)	LR1
72	STI Elysees	2014	109,999	—	SLR2P (4)	LR2
73	STI Madison	2014	109,999	—	SLR2P (4)	LR2
74	STI Park	2014	109,999	—	SLR2P (4)	LR2
75	STI Orchard	2014	109,999	—	SLR2P (4)	LR2
76	STI Sloane	2014	109,999	—	SLR2P (4)	LR2
77	STI Broadway	2014	109,999	—	SLR2P (4)	LR2
78	STI Condotti	2014	109,999	—	SLR2P (4)	LR2
79	STI Rose	2015	109,999	—	SLR2P (4)	LR2
80	STI Veneto	2015	109,999	—	SLR2P (4)	LR2
81	STI Alexis	2015	109,999	—	SLR2P (4)	LR2
82	STI Winnie	2015	109,999	—	SLR2P (4)	LR2
83	STI Oxford	2015	109,999	—	SLR2P (4)	LR2
84	STI Lauren	2015	109,999	—	SLR2P (4)	LR2
85	STI Connaught	2015	109,999	—	SLR2P (4)	LR2
86	STI Spiga	2015	109,999	—	SLR2P (4)	LR2
87	STI Savile Row	2015	109,999	—	SLR2P (4)	LR2
88	STI Kingsway	2015	109,999	—	SLR2P (4)	LR2
89	STI Carnaby	2015	109,999	—	SLR2P (4)	LR2
90	STI Solidarity	2015	109,999	—	SLR2P (4)	LR2
91	STI Lombard	2015	109,999	—	SLR2P (4)	LR2
92	STI Grace	2016	109,999	—	SLR2P (4)	LR2
93	STI Jermyn	2016	109,999	—	SLR2P (4)	LR2
94	STI Sanctity	2016	109,999	—	SLR2P (4)	LR2
95	STI Solace	2016	109,999	—	SLR2P (4)	LR2
96	STI Stability	2016	109,999	—	SLR2P (4)	LR2
97	STI Steadfast	2016	109,999	—	SLR2P (4)	LR2
98	STI Supreme	2016	109,999	—	SLR2P (4)	LR2
99	STI Symphony	2016	109,999	—	SLR2P (4)	LR2
100	STI Gallantry	2016	113,000	—	SLR2P (4)	LR2
101	STI Goal	2016	113,000	—	SLR2P (4)	LR2
102	STI Nautilus	2016	113,000	—	SLR2P (4)	LR2
103	STI Guard	2016	113,000	—	SLR2P (4)	LR2
104	STI Guide	2016	113,000	—	SLR2P (4)	LR2
105	STI Selatar	2017	109,999	—	SLR2P (4)	LR2
106	STI Rambla	2017	109,999	—	SLR2P (4)	LR2
107	STI Gauntlet	2017	113,000	—	SLR2P (4)	LR2
108	STI Gladiator	2017	113,000	—	SLR2P (4)	LR2
109	STI Gratitude	2017	113,000	—	SLR2P (4)	LR2

	Total owned or finance leased DWT		7,883,190

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Charter type	Daily Base Rate	Expiry (5)
	Bareboat chartered-in vessels
110	Silent	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
111	Single	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
112	Star I	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-20
113	Sky	2007	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
114	Steel	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
115	Stone I	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
116	Style	2008	37,847	1A	SHTP (1)	Handymax	Bareboat	$6,300	31-Mar-21
117	STI Beryl	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	18-Apr-25	(6)
118	STI Le Rocher	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	21-Apr-25	(6)
119	STI Larvotto	2013	49,990	—	SMRP (2)	MR	Bareboat	$8,800	28-Apr-25	(6)

	Total bareboat chartered-in DWT		414,899

	Total Fleet DWT		8,298,089

(1)
This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is a Scorpio Pool and is operated by Scorpio Commercial Management S.A.M., or SCM. SHTP and SCM are related parties to the Company.

(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is a Scorpio Pool and is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR1 Pool, or SLR1P. SLR1P is a Scorpio Pool and is operated by SCM. SLR1P and SCM are related parties to the Company.
(4)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is a Scorpio Pool and is operated by SCM. SLR2P and SCM are related parties to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million per vessel, and we have the option to purchase this vessel beginning at the end of the fifth year of this agreement through the end of the eighth year of the agreement, at market based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of the vessel if a purchase option is exercised or refunded to us at the expiration of the agreement.

RECENT DEVELOPMENTS
Convertible Senior Notes due 2019
In July 2019, our Convertible Senior Notes due 2019 matured and we repaid the entire outstanding balance of $142.7 million.
Convertible Senior Notes due 2022
On September 10, 2019, the conversion rate of our Convertible Senior Notes due 2022 was adjusted to reflect the Company's expected payment of a cash dividend on or about September 27, 2019 to all shareholders of record as of September 10, 2019. The new conversion rate for the Convertible Senior Notes due 2022 is 25.6637 shares of the Company’s common shares per $1,000 principal amount, representing an increase to the prior conversion rate of 0.0870 shares for each $1,000 principal amount of the Convertible Senior Notes due 2022.
Declaration of Dividend
On July 30, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about September 27, 2019 to all shareholders of record as of September 10, 2019 (the record date).
Scrubber Financing
The Company has received commitments for seven different facilities to partially finance the purchase and installation of exhaust gas cleaning systems, or scrubbers, on certain of the Company's vessels.  These commitments are expected to increase the Company’s liquidity by approximately $87 million. The Company is in discussions with a different group of financial institutions to finance additional purchases of scrubbers which, if consummated, are expected to increase the Company’s liquidity by an additional $35 million. All of these agreements, if consummated, are expected to be signed in the next few months and the drawdowns will occur as the scrubbers are installed throughout the remainder of 2019 and 2020.
2013 Equity Incentive Plan
In July 2019, the Company's Board of Directors approved the reloading of the 2013 Equity Incentive Plan, or the Plan, and reserved an additional 134,893 common shares, par value $0.01 per share, of the Company for issuance pursuant to the Plan.

In July 2019, we issued 230,170 shares of restricted stock to our employees for no cash consideration pursuant to the Plan.  The share price on the issuance date was $26.23 per share.  The vesting schedule of the restricted stock is (i) one-third of the shares vest on May 24, 2022, (ii) one-third of the shares vest on May 23, 2023, and (iii) one-third of the shares vest on May 22, 2024.

Overview
We, or the commercial pools that we operate in, generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•
Time or bareboat charters, which are vessels chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•
Commercial pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned, finance leased or bareboat chartered-in vessels and for the charterhire expense for vessels that we time or bareboat charter-in.
The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Bareboat Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Customer pays	Pool pays
Crewing and other vessel operating costs for owned, finance leased, or bareboat chartered-in vessels(3)	We pay	We pay	Customer pays	We pay
Charterhire expense for time or bareboat chartered-in vessels(3)	We pay	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Customer pays	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)
“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

(3)	"Vessel operating costs" and "Charterhire expense" are defined below under “Important Financial and Operational Terms and Concepts.”

(4)
“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

Please see our fleet list for a description of the employment arrangement for each of our vessels.
Our vessels are commercially managed by SCM and technically managed by Scorpio Ship Management S.A.M., or SSM, pursuant to a Master Agreement, as amended and restated from time to time. SCM and SSM are controlled by the Lolli-Ghetti family, of which Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Filippo Lauro, our Vice President, are members. We expect that additional vessels that we may acquire in the future will also be managed under the Master Agreement or on substantially similar terms as those contained in the Master Agreement.
SCM’s commercial management services include securing employment, in the spot market and on time charters, for our vessels. SCM also manages the Scorpio Pools in which our vessels are employed.

SSM’s technical management services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support.
We have also entered into an Amended Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, an entity controlled by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. We reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio. Further, SSH has agreed, on behalf of itself and other members of Scorpio, that it will not directly own product or crude tankers ranging in size from 35,000 dwt to 200,000 dwt.
Our Amended Administrative Agreement may be terminated by us upon two years’ notice.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts. These include the following:
Vessel revenues. Vessel revenues primarily include revenues from time and bareboat charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time and bareboat charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses for these types of charters.
Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate TCE revenues.
Vessel operating costs. For our owned, finance leased or bareboat chartered-in vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crew costs, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Additionally, these costs include technical management fees that we paid to SSM, a related party which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services, and we provide them with the ability to subcontract technical management of our vessels with our approval.
Charterhire. Charterhire is the amount we pay the owner for time or bareboat chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.
•Time chartered-in vessels. The vessel's owner is responsible for the vessel operating costs.
•Bareboat chartered-in vessels. The charterer is responsible for the vessels operating costs.
Drydocking. We periodically drydock each of our owned or finance leased vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our owned or finance leased vessels (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

TCE revenue or rates. We report TCE revenue, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measures, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars per day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.

The following table reflects our daily TCE and operating expenses for the six months ended June 30, 2019 and 2018. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our unaudited condensed consolidated statements of income or loss. See the section below entitled "Results of Operations" for the reconciliation of these amounts.

	For the six months ended June 30,
	2019	2018
Average Daily Results
TCE per revenue day (1)	$16,470	$12,816
Vessel operating costs per day(2)	$6,414	$6,507

LR2
TCE per revenue day (1)	$19,948	$13,572
Vessel operating costs per day(2)	$6,748	$6,650
Average number of owned or finance leased vessels	38.0	38.0
Average number of time chartered-in vessels	—	1.7

LR1
TCE per revenue day (1)	$16,221	$10,608
Vessel operating costs per day(2)	$6,377	$6,805
Average number of owned or finance leased vessels	12.0	12.0
Average number of time chartered-in vessels	—	—

MR
TCE per revenue day (1)	$14,594	$13,049
Vessel operating costs per day(2)	$6,235	$6,384
Average number of owned or finance leased vessels	45.0	44.8
Average number of time chartered-in vessels	0.2	5.9
Average number of bareboat chartered-in vessels	3.0	3.0

Handymax
TCE per revenue day (1)	$14,644	$12,096
Vessel operating costs per day(2)	$6,240	$6,357
Average number of owned or finance leased vessels	14.0	14.0
Average number of time chartered-in vessels	—	1.1
Average number of bareboat chartered-in vessels	7.0	7.0

Fleet data
Average number of owned vessels	109.0	108.8
Average number of time chartered-in vessels	0.2	8.7
Average number of bareboat chartered-in vessels	10.0	10.0

Drydock
Capital Expenditures(3) (in thousands of U.S. dollars)	$59,688	$2,136

(1)
Freight rates are commonly measured in the shipping industry in terms of TCE per day, which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (TCE revenue) by the number of revenue days in the period. Revenue days are the number of days the vessel is owned or finance leased or chartered-in less the number of days the vessel is off-hire for drydock and repairs.

(2)
Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.

(3)	Includes payments for drydock, scrubbers and ballast water treatment systems, or BWTS.
Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.
Average number of vessels. Historical average number of owned or finance leased vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.
Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. When our vessels are employed on COAs, we pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.
Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners and operators of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenue than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
Operating days. Operating days are the total number of available days in a period with respect to the owned, finance leased or bareboat chartered-in vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned, finance leased or bareboat chartered-in vessels, not our time chartered-in vessels.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on our outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger during the quarters ended March 31 and December 31.
Our expenses were affected by the fees we pay SCM, SSM, and SSH for commercial management, technical management and administrative services, respectively. SCM, SSM and SSH, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer and our Vice President are members, provide commercial, technical and administrative management services to us, respectively. We pay fees under our Master Agreement with SCM and SSM for our vessels that operate both within and outside of the Scorpio Pools.  When our vessels are operating in one of the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. For commercial management of our vessels that are not operating in any of the Scorpio Pools, we pay SCM a fee of $250 per vessel per day for each LR1/Panamax and LR2/Aframax vessel and $300 per vessel per day for each Handymax and MR vessel, plus 1.25% commission on gross revenues per charter fixture. Additionally, in September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges our vessels to effectively reduce such commissions to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ended on June 1, 2019.
Pursuant to the Master Agreement, the fixed annual technical management fee that we pay to SSM was reduced from $250,000 per vessel to $175,000, effective January 1, 2018 and certain services previously provided as part of the fixed fee are now itemized.  The aggregate cost, including the costs that are now itemized, for the services provided under the technical management agreement did not and are not expected to materially differ from the annual management fee charged prior to the amendment.
We also reimburse SSH for direct or indirect expenses it incurs in providing us with the administrative services described above.

Results of Operations
Results of Operations for the six months ended June 30, 2019 compared to the six months ended June 30, 2018

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Vessel revenue	$346,635	$298,241	$48,394	16%
Vessel operating costs	(138,152)	(139,904)	1,752	1%
Voyage expenses	(1,622)	(4,372)	2,750	63%
Charterhire	(4,399)	(35,169)	30,770	87%
Depreciation	(88,183)	(87,547)	(636)	(1)%
Depreciation - right of use assets	(8,030)	—	(8,030)	N/A
General and administrative expenses	(31,240)	(26,972)	(4,268)	(16)%
Merger transaction related costs	—	(271)	271	100%
Financial expenses	(96,083)	(88,367)	(7,716)	(9)%
Loss on exchange of Convertible Senior Notes due 2019	—	(16,968)	16,968	100%
Financial income	5,843	730	5,113	700%
Other income (expenses), net	(13)	(96)	83	86%
Net loss	$(15,244)	$(100,695)	$85,451	85%
Net loss. Net loss for the six months ended June 30, 2019 was $15.2 million, an improvement of $85.5 million, or 85%, from the net loss of $100.7 million for the six months ended June 30, 2018. The differences between the two periods are discussed below.

Vessel revenue. Vessel revenue for the six months ended June 30, 2019 was $346.6 million, an increase of $48.4 million, or 16%, from revenue of $298.2 million for the six months ended June 30, 2018. The increase in vessel revenue was driven by an increase in TCE revenue per day to $16,470 per day for the six months ended June 30, 2019 from $12,816 per day for the six months ended June 30, 2018. TCE revenue per day, by operating segment is discussed below. The increase in vessel revenue was offset by a decrease in revenue days to 20,948 from 22,930 days for the six months ended June 30, 2019 and 2018, respectively.
The following table depicts the components of our revenue, our TCE per revenue day and revenue days for the six months ended June 30, 2019 and 2018.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Pool revenue by operating segment
MR	$123,427	$117,171	$6,256	5%
LR2	131,985	90,689	41,296	46%
Handymax	51,916	41,803	10,113	24%
LR1	35,177	22,772	12,405	54%
Total pool revenue	342,505	272,435	70,070	26%
Voyage revenue (spot market)	1,579	7,248	(5,669)	(78)%
Time charter-out revenue	2,551	18,558	(16,007)	(86)%
Gross revenue	346,635	298,241	48,394	16%
Voyage expenses	(1,622)	(4,372)	2,750	63%
TCE revenue (1)	$345,013	$293,869	$51,144	17%

Daily pool TCE by operating segment: (1)

MR pool	$14,593	$12,785	$1,808	14%
LR2/Aframax pools	19,919	13,565	6,354	47%
Handymax pool	14,820	11,576	3,244	28%
LR1/Panamax pools	16,221	10,826	5,395	50%
Consolidated daily pool TCE	16,502	12,633	3,869	31%
Voyage (spot market) - daily TCE	8,594	7,725	869	11%
Time charter-out - daily TCE	16,858	19,930	(3,072)	(15)%
Consolidated daily TCE	16,470	12,816	3,654	29%

Pool revenue days per operating segment
MR	8,443	9,151	(708)	(8)%
LR2/Aframax	6,618	6,680	(62)	(1)%
Handymax	3,503	3,607	(104)	(3)%
LR1/Panamax	2,167	2,104	63	3%
Total pool revenue days	20,731	21,542	(811)	(4)%
Voyage (spot market) revenue days	89	486	(397)	(82)%
Time charter-out revenue days	128	902	(774)	(86)%
Total revenue days	20,948	22,930	(1,982)	(9)%
(1) We report TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.
Pool revenue. Pool revenue for the six months ended June 30, 2019 was $342.5 million, an increase of $70.1 million, or 26%, from $272.4 million for the six months ended June 30, 2018. The increase in pool revenue was due to an increase in pool TCE per day across all of our operating segments. The product tanker market experienced a period of prolonged weakness during most of 2018 culminating with a sharp recovery that began in the fourth quarter of 2018 and continued through the six months ended June 30, 2019. This was a result of several factors including, but not limited to (i) an increase in global demand for refined commodities against the backdrop of moderating supply of the global product tanker fleet, (ii) the opening of arbitrage windows on several trading routes, and (iii) the reduction of global product inventory drawdowns, increasing demand for refined petroleum product imports. The increase was offset by a decrease in pool revenue days to 20,731 for the six months ended June 30, 2019 from 21,542 for the six months ended June 30, 2018 as a result of a decrease in the number of vessels chartered-in during six months ended June 30, 2019 as compared to the six months ended June 30, 2018.
MR pool revenue. MR pool revenue for the six months ended June 30, 2019 was $123.4 million, an increase of $6.3 million, or 5% from $117.2 million for the six months ended June 30, 2018. The increase in pool revenue was driven by an increase in pool TCE revenue to $14,593 per day from $12,785 per day during the six months ended June 30, 2019 and 2018, respectively. This increase was offset by a decrease in pool revenue days to 8,443 from 9,151 during the six months ended June 30, 2019 and 2018, respectively, primarily due to the reduction in the average number of time chartered-in MRs to 0.2 from 5.9 during the six months ended June 30, 2019 and 2018, respectively. Seven time chartered-in MRs, which were in the Scorpio MR pool for an aggregate of 1,038 days during the six months ended June 30, 2018, were redelivered throughout 2018. Additionally, eight owned MRs were offhire for 242 days for drydock and scrubber installations during the six months ended June 30, 2019, which reduced the number of pool revenue days. The decrease in pool revenue days was offset by four owned MRs that were operating in the pool for an additional 522 days during the six months ended June 30, 2019 but were time-chartered out or operated in the spot market during the six months ended June 30, 2018.
LR2 pool revenue. LR2 pool revenue for the six months ended June 30, 2019 was $132.0 million, an increase of $41.3 million, or 46%, from $90.7 million for the six months ended June 30, 2018. The increase in pool revenue was driven by an increase in pool TCE revenue per day to $19,919 from $13,565 during the six months ended June 30, 2019 and 2018, respectively. This increase was offset by a decrease in pool revenue days to 6,618 from 6,680 days during the six months ended June 30, 2019 and 2018, respectively, which was the result of (i) five LR2 vessels being offhire for scrubber installations (resulting in an aggregate of 191 offhire days during the six months ended June 30, 2019) and (ii) the redelivery of two time chartered-in vessels in 2018 (resulting in a decrease of an aggregate of 310 pool revenue days). The decrease in pool revenue days for the LR2 vessels was offset by seven LR2 vessels that operated in the Scorpio LR2 pool for an aggregate of 405 days during the six months ended June 30, 2019. These vessels were time-chartered out or operated in the spot market for a portion of the six months ended June 30, 2018.
Handymax pool revenue. Pool revenue from Handymax vessels for the six months ended June 30, 2019 was $51.9 million, an increase of $10.1 million, or 24%, from $41.8 million for the six months ended June 30, 2018. The increase in pool revenue was primarily driven by an increase in TCE revenue to $14,820 per day from $11,576 per day during the six months ended June 30, 2019 and 2018, respectively.
The increase in pool TCE revenue was partially offset by a decrease in pool revenue days to 3,503 from 3,607 days during the six months ended June 30, 2019 and 2018, respectively. This was the result of (i) the redelivery of two time chartered-in Handymax vessels (resulting in an aggregate reduction of 194 pool revenue days) and (ii) three Handymax vessels that were offhire for drydock and ballast water treatment system installations during the six months ended June 30, 2019 (resulting in an aggregate reduction of 73 pool revenue days). The decrease in pool revenues days was offset by two Handymax vessels that were operating in the Scorpio Handymax Tanker pool during the six months ended June 30, 2019 (resulting in 222 additional pool revenue days) but were time chartered-out during the six months ended June 30, 2018.
LR1 pool revenue. Pool revenue from LR1 vessels for the six months ended June 30, 2019 was $35.2 million, an increase of $12.4 million, or 54%, from $22.8 million for the six months ended June 30, 2018. The increase in pool revenue was primarily the result of an increase in pool TCE per revenue day to $16,221 from $10,826 during the six months ended June 30, 2019 and 2018, respectively. The increase in pool revenue was also driven by an increase in pool revenue days to 2,167 days from 2,104 days during the six months ended June 30, 2019 and 2018, respectively. Two LR1 product tankers were operating in the spot market during the six months ended June 30, 2018 but these vessels operated in the Scorpio LR1 pool for the entire six months ended June 30, 2019 (resulting in an aggregate of 67 additional pool revenue days).

Voyage revenue (spot market). Voyage revenue for the six months ended June 30, 2019 was $1.6 million, a decrease of $5.7 million, or 78%, from $7.2 million for the six months ended June 30, 2018. This decrease was primarily the result of a reduction in the number of days our vessels operated in the spot market, or on short-term time charter, during the six months ended June 30, 2019. The mix of these employment types is summarized as follows:

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Spot market voyages: Five product tankers operated in the spot market on voyage charters for an aggregate of 89 days during the six months ended June 30, 2019. Six LR2 and two LR1 product tankers operated in the spot market on voyage charters for an aggregate of 302 days during the six months ended June 30, 2018.

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Short-term time charters: We consider short-term time charters (less than one year) as spot market voyages. We did not have any vessels employed on short-term time charters during the six months ended June 30, 2019. We had three MR and two LR2 product tankers employed on short-term time charters (ranging from 45 days to 120 days) for an aggregate of 184 revenue days during the six months ended June 30, 2018.

Time charter-out revenue. Time charter-out revenue (representing time charters with initial terms of one year or greater) for the six months ended June 30, 2019 was $2.6 million, a decrease of $16.0 million, or 86%, from $18.6 million for the six months ended June 30, 2018. Time charter-out revenue, by operating segment, consists of the following:

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Handymax	$1,681	$6,434	$(4,753)	(74)%
LR2	870	5,004	(4,134)	(83)%
MR	—	7,120	(7,120)	(100)%
LR1	—	—	—	N/A
Total voyage revenue (spot market)	$2,551	$18,558	$(16,007)	(86.3)%
The following table summarizes the terms of our time chartered-out vessels during the six months ended June 30, 2019 and 2018, respectively:

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Notting Hill	2015	MR	November-15	October-18	$20,500
4	STI Westminster	2015	MR	December-15	October-18	$20,500
3	STI Rose	2015	LR2	February-16	February-19	$28,000
Vessel operating costs. Vessel operating costs for the six months ended June 30, 2019 were $138.2 million, a decrease of $1.8 million, or 1%, from $139.9 million for the six months ended June 30, 2018. The overall decrease was due to a slight reduction in the daily vessel operating costs to $6,414 from $6,507 during the six months ended June 30, 2019 and 2018, respectively.

The following table is a summary of our vessel operating costs by operating segment:

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	change
Vessel operating costs
MR	$54,173	$55,224	$1,051	2%
LR2	46,411	45,736	(675)	(1)%
Handymax	23,717	24,163	446	2%
LR1	13,851	14,781	930	6%
Total vessel operating costs	$138,152	$139,904	$1,752	1%

Vessel operating costs per day
MR	$6,235	$6,384	$149	2%
LR2	6,748	6,650	(98)	(1)%
Handymax	6,240	6,357	117	2%
LR1	6,377	6,805	428	6%
Consolidated vessel operating costs per day	6,414	6,507	93	1%

Operating days
MR	8,688	8,651	37	—%
LR2	6,878	6,878	—	—%
Handymax	3,801	3,801	—	—%
LR1	2,172	2,172	—	—%
Total operating days	21,539	21,502	37	—%

MR vessel operating costs. Vessel operating costs for MR vessels owned, finance leased, or bareboat chartered-in for the six months ended June 30, 2019 were $54.2 million, a decrease of $1.1 million, or 2%, from $55.2 million for the six months ended June 30, 2018. This reduction was primarily due to an improvement in managing our vessel operating costs, which resulted in a decrease in operating costs per day to $6,235 from $6,384 during the six months ended June 30, 2019 and 2018, respectively. Operating days for MR vessels owned, finance leased, or bareboat chartered-in increased slightly to 8,688 from 8,651 days during the six months ended June 30, 2019 and 2018, respectively.
LR2 vessel operating costs. Vessel operating costs for LR2 vessels owned or finance leased for the six months ended June 30, 2019 were $46.4 million, an increase of $0.7 million, or 1%, from $45.7 million for the six months ended June 30, 2018. The daily LR2 vessel operating costs increased to $6,748 from $6,650 during the six months ended June 30, 2019 and 2018, respectively. Operating days for LR2 vessels owned or finance leased remained consistent at 6,878 days during the six months ended June 30, 2019 and 2018.
Handymax vessel operating costs. Vessel operating costs for Handymax vessels owned, finance leased, or bareboat chartered-in for the six months ended June 30, 2019 were $23.7 million, a decrease of $0.4 million, or 2%, from $24.2 million for the six months ended June 30, 2018. The daily Handymax vessel operating costs decreased to $6,240 from $6,357 during the six months ended June 30, 2019 and 2018. Operating days for Handymax vessels owned, finance leased, or bareboat chartered-in remained consistent at 3,801 days during the six months ended June 30, 2019 and 2018.
LR1 vessel operating costs. Vessel operating costs for LR1 vessels owned or finance leased, for the six months ended June 30, 2019 were $13.9 million, a decrease of $0.9 million, or 6%, from $14.8 million for the six months ended June 30, 2018. The daily LR1 vessel operating costs decreased to $6,377 from $6,805 during the six months ended June 30, 2019 and 2018, respectively. During the six months ended June 30, 2018, we incurred increased costs on certain LR1 vessels as several of these vessels transitioned technical managers. These costs did not recur during the six months ended June 30, 2019. Operating days for LR1 vessels owned or finance leased remained consistent at 2,172 days during the six months ended June 30, 2019 and 2018.
Charterhire. Charterhire expense for the six months ended June 30, 2019 was $4.4 million, a decrease of $30.8 million, or 87%, from $35.2 million during the six months ended June 30, 2018. The decrease was driven by a reduction in the number of time chartered-in vessels in addition to the adoption of IFRS 16 - Leases on January 1, 2019. The average number of time chartered-in vessels decreased to 0.2 from 8.7 for the six months ended June 30, 2019 compared to the six months ended June 30, 2018. Additionally, as of June 30, 2019, we had 10 bareboat chartered-in vessels, which are being accounted for under IFRS 16 - Leases, as right of use assets and related lease liabilities. Under IFRS 16 - Leases, there is no charterhire expense for these vessels as the right of use assets are depreciated on a straight line basis (through depreciation expense) over the lease term and the lease liability is amortized over that same period (with a portion of each payment allocated to principal and a portion allocated to interest expense). During the six months ended June 30, 2019, we had an average of 6.5 bareboat chartered-in vessels that were classified as right of use assets and an average of 3.5 bareboat chartered-in vessels that were not classified as right of use assets (seven bareboat chartered-in contracts expired during 2019), and during the six months ended June 30, 2018 the expense for the 10 bareboat chartered-in vessels was recorded to charterhire expense.
Depreciation. Depreciation expense for the six months ended June 30, 2019 was $88.2 million, an increase of $0.6 million, or 1%, from $87.5 million during the six months ended June 30, 2018. The average number of owned and financed leased vessels increased slightly to 109.0 from 108.8 vessels for the six months ended June 30, 2019 and 2018, respectively. This increase was primarily the result of (i) the delivery of two newbuilding MRs during the six months ended June 30, 2018, which were depreciated for a partial period during the six months ended June 30, 2018 compared to entire six months ended June 30, 2019 and, (ii) the installation of BWTS and scrubbers on certain of our vessels during the six months ended June 30, 2019.
Depreciation - right of use assets. Depreciation - right of use assets for the six months ended June 30, 2019 was $8.0 million, which reflects the straight-line depreciation expense recorded as a result of the Company's transition to the right of use assets, as per IFRS 16 - Leases on January 1, 2019.
General and administrative expenses. General and administrative expenses for the six months ended June 30, 2019 were $31.2 million, an increase of $4.3 million, or 16% from $27.0 million during the six months ended June 30, 2018. This increase was primarily driven by an increase in compensation expenses and restricted stock amortization.
Merger transaction related costs. There were no merger transaction related costs for the six months ended June 30, 2019. The merger transaction related costs for the six months ended June 30, 2018 were $0.3 million. Merger transaction related costs represent expenses incurred as part of the merger with Navig8 Product Tankers Inc., or NPTI, in 2017.
Financial expenses. Financial expenses for the six months ended June 30, 2019 were $96.1 million, an increase of $7.7 million, or 9%, from $88.4 million during the six months ended June 30, 2018. The change was the result of (i) an increase in interest expense payable on our outstanding borrowings due to an increase in LIBOR rates, (ii) an increase in borrowing costs associated with the lease financing arrangements that were entered into throughout 2018, and (iii) the implementation of IFRS 16 - Leases. These increases are partially offset by a decrease in the write-off and amortization of deferred financing fees.

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The increase in our interest expense was the result of (i) an increase in our average debt outstanding to $2.9 billion from $2.8 billion and (ii) an increase in LIBOR rates during the six months ended June 30, 2019 as compared to the six months ended June 30, 2018. These increases were partially offset by an increase of capitalized interest to $1.3 million during the six months ended June 30, 2019 from $0.2 million during the six months ended June 30, 2018.

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During the six months ended June 30, 2019, we wrote-off an aggregate of $0.3 million of deferred financing fees as a result of the full repayment of the Company's Unsecured Senior Notes due 2019, made in March 2019. During the six months ended June 30, 2018, we wrote-off an aggregate of $7.0 million of deferred financing fees consisting of (i) $1.1 million related to the exchange of Convertible Senior Notes due 2019 in May 2018, (ii) $3.3 million related to the refinancing of the existing indebtedness on five vessels in the ABN/SEB Credit Facility and (iii) $2.6 million on the acceleration of a portion of the deferred financing fees related to the credit facilities that were refinanced in the third and fourth quarters of 2018.

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IFRS 16 - Leases, which required the recognition of right of use asset and corresponding liabilities on the basis of the discounted remaining future minimum lease payments, relating to three bareboat chartered-in MR vessels that were previously reported as operating leases for the full year-end December 31, 2018 and seven new contracts for bareboat chartered-in vessels in 2019. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. During the six months ended June 30, 2019, we recognized $1.8 million of interest expense related to leases which are being accounted for under IFRS 16.

Financial expenses for the six months ended June 30, 2019 consisted of interest expense of $82.9 million, non-cash accretion of our convertible senior notes of $7.0 million, write-offs and accelerations of deferred financing fees of $0.3 million, amortization of deferred financing fees of $4.1 million, and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from Navig8 Product Tankers Inc. of $1.8 million.
Financial expenses for the six months ended June 30, 2018 consisted of interest expense of $66.8 million, non-cash accretion of our Convertible Senior Notes due 2019 and 2022 of $6.4 million, write-offs and accelerations of deferred financing fees of $7.0 million, amortization of deferred financing fees of $6.2 million and non-cash accretion or amortization of the fair value adjustments recorded upon the assumption of indebtedness from Navig8 Product Tankers Inc. of $1.9 million.

Loss on exchange of convertible senior notes. Loss on exchange of convertible senior notes for the six months ended June 30, 2018 was $17.0 million. In May 2018, we exchanged $188.5 million in aggregate principal amount of the Convertible Senior Notes due 2019 for $188.5 million in aggregate principal amount of the new Convertible Senior Notes due 2022. We recorded a loss of $17.0 million on this exchange during the six months ended June 30, 2018.
Financial income. Financial income for the six months ended June 30, 2019 was $5.8 million, an increase of $5.1 million, or 700%, from $0.7 million during the six months ended June 30, 2018. Financial income primarily related to interest income earned on our interest bearing cash accounts. Cash balances in these accounts were significantly higher in the six months ended June 30, 2019 as compared to June 30, 2018, due to the receipt of net proceeds of $319.6 million from an underwritten offering of common shares in the fourth quarter of 2018.

Liquidity and Capital Resources
Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which primarily operate in the Scorpio Pools or on time charter, in addition to cash on hand. The Scorpio Pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter.  Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates.
Economic conditions in the product tanker market were challenging during the year ended December 31, 2018, with freight rates at their lowest levels since 2009, resulting in the incurrence of significant losses during that period. The Company raised $319.6 million in additional liquidity in an underwritten offering of our common shares in October 2018 and economic conditions in the product tanker market subsequently improved during the six months ended June 30, 2019. Our Senior Unsecured Notes due 2020 are scheduled to mature in May of 2020 and our ABN AMRO Credit Facility is scheduled to mature in the third quarter of 2020 (depending on the tranche). While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and charterhire commitments) for a period of at least twelve months from September 20, 2019.
As of June 30, 2019, our cash balance was $467.2 million, which was lower than our cash balance of $593.7 million as of December 31, 2018.
We continuously evaluate potential transactions that we believe will be accretive to earnings, enhance shareholder value, or are in the best interests of the Company, which may include the pursuit of other business combinations, the acquisition of vessels or related businesses, the expansion of our operations, repayment of existing debt, share repurchases, short-term investments or other uses. In connection with any transaction, we may enter into additional financing arrangements, refinance existing arrangements or raise capital through public or private debt or equity offerings of our securities. Any funds raised by us may be used for any corporate purpose. There is no guarantee that we will grow the size of our fleet or enter into transactions that are accretive to our shareholders.
Our long-term liquidity needs as of June 30, 2019 consisted of our debt repayment obligations for our secured credit facilities, lease financing arrangements, Senior Unsecured Notes Due 2020, Convertible Senior Notes due 2022, obligations under our bareboat charter-in arrangements and obligations for the purchase of scrubbers and BWTS.

Cash Flows
The table below summarizes our sources and uses of cash for the six months ended June 30, 2019 and 2018, respectively.

	For the six months ended June 30,
In thousands of U.S. dollars	2019	2018
Cash flow data
Net cash inflow / (outflow)
Operating activities	$121,277	$52,728
Investing activities	(59,688)	(28,193)
Financing activities	(188,022)	(46,419)
Cash flows from operating activities
Six Months Ended June 30, 2019 compared to 2018
The following table sets forth the components of our operating cash flows for the six months ended June 30, 2019 and June 30, 2018, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Vessel revenue (1)	$346,635	$298,241	$48,394	16%
Vessel operating costs (1)	(138,152)	(139,904)	1,752	1%
Voyage expenses (1)	(1,622)	(4,372)	2,750	63%
Charterhire (1)	(4,399)	(35,169)	30,770	87%
General and administrative expenses - cash (2)	(17,380)	(13,792)	(3,588)	(26)%
Merger transaction related costs - cash (3)	—	(271)	271	100%
Financial expenses - cash (4)	(82,898)	(66,797)	(16,101)	(24)%
Change in working capital (5)	13,263	14,158	(895)	(6)%
Financial income - cash	5,579	481	5,098	1,060%
Other	251	153	98	64%
Operating cash flow	$121,277	$52,728	$68,549	130%

(1)	See "Results of Operations" for information on these variations for the six months ended June 30, 2019 and 2018.

(2)
Cash general and administrative expenses are General and administrative expenses from our unaudited condensed consolidated statements of income or loss excluding the amortization of restricted stock of $13.9 million and $13.2 million for the six months ended June 30, 2019 and 2018, respectively.

(3)	Cash merger transaction related costs are transaction costs related to the merger with NPTI in 2017.

(4)
Cash financial expenses are Financial expenses from our unaudited condensed consolidated statements of income or loss excluding the following non-cash items: (i) the write-off and amortization of deferred financing fees of $4.4 million and $13.2 million for the six months ended June 30, 2019 and 2018, respectively, (ii) accretion of our Convertible Senior Notes due 2019 and 2022 of $7.0 million and $6.4 million for the six months ended June 30, 2019 and 2018, respectively, (iii) accretion or amortization of the fair value measurement applied to the debt and finance lease obligations assumed in the merger with NPTI. of $1.8 million and $1.9 million for the six months ended June 30, 2019 and 2018, respectively.

(5)
The change in working capital for the six months ended June 30, 2019 was driven by a decrease in accounts receivable, and increases in accrued expenses, accounts payable, and other assets. The increase in other assets was driven by an increase in pool working capital contributions as a result of two Handymax product tankers and a LR2 product tanker that entered the Scorpio Pools during the six months ended June 30, 2019. The changes in accounts receivable, accrued expenses, and accounts payable were driven by the timing of cash receipts and payments.

The change in working capital for the six months ended June 30, 2018 was driven by decreases in accounts receivable, prepaid expenses and other current assets and an increase in accounts payable, offset by an increase in other assets and a decrease in accrued expenses. The decrease in accounts receivable was driven by overall reductions in TCE revenues earned across all of our operating segments during the six months ended June 30, 2018, which had a corresponding impact on amounts due from the Scorpio pools. The increase in other assets was driven by an increase in pool working capital contributions as a result of additional LR2 vessels entering the Scorpio LR2 Pool during the six months ended June 30, 2018. The decreases in prepaid expenses, other current assets and accrued expenses along with the increase in accounts payable were driven by the timing of payments affecting these accounts.
Cash flows from investing activities
The following table depicts the components of our investing activities for the six months ended June 30, 2019 and June 30, 2018, along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Cash outflows
Acquisition of vessels and payments for vessels under construction(1)	—	(26,057)	26,057	100%
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)(2)	(59,688)	(2,136)	(57,552)	(2,694)%

Net cash outflow from investing activities	(59,688)	(28,193)	(31,495)	(112)%
(1) Represents installment payments and other capitalized costs (including capitalized interest) associated with vessels that were under construction and/or delivered during the six months ended June 30, 2018.
(2) Drydock, scrubbers and BWTS payments represent the cash paid for the six months ended June 30, 2019 and 2018 for the drydocking of our vessels, and installment payments made as part of the agreements to purchase scrubbers and ballast water treatment systems. See the below section entitled "Capital Expenditures," for further discussion on vessels that were drydocked and had scrubber or BWTS installations during the six months ended June 30, 2019 and 2018.

Cash flows from financing activities
The following table depicts the components of our financing activities for the six months ended June 30, 2019 and 2018 along with descriptions of the significant changes thereunder.

	For the six months ended June 30,		Change	Percentage
In thousands of U.S. dollars	2019	2018	favorable / (unfavorable)	Change
Cash inflows
Drawdowns from our secured credit facilities(1)	$—	$142,025	$(142,025)	(100)%
Total financing cash inflows	—	142,025	(142,025)	(100)%

Cash outflows
Repayments on our secured credit facilities (1)	(51,886)	(142,491)	90,605	64%
Payments under our finance leases (1)	(57,369)	(25,000)	(32,369)	(129)%
Payments under our Unsecured Senior Notes due 2019(1)	(57,500)	—	(57,500)	N/A
Debt issuance costs (2)	(1,288)	(13,473)	12,185	90%
Right of use finance lease repayments (1)	(7,129)	—	(7,129)	N/A
Increase in restricted cash (3)	(9)	(897)	888	99%
Repayment of Convertible Senior Notes due 2019(4)	(2,266)	—	(2,266)	N/A
Equity issuance costs (5)	(295)	(4)	(291)	(7,275)%
Dividends paid (6)	(10,279)	(6,579)	(3,700)	(56)%
Repurchase of common stock (7)	(1)	—	(1)	N/A
Total financing cash outflows	(188,022)	(188,444)	422	—%

Net cash (outflow) / inflow from financing activities	$(188,022)	$(46,419)	$(141,603)	305%

(1)
Drawdowns, repayments on our secured credit facilities, unsecured debt, lease financing arrangements and leases being accounted for under IFRS 16 during the six months ended June 30, 2019 and 2018 consisted of:

	2019		2018
	Drawdowns	Repayments	Drawdowns	Repayments
In thousands of U.S. dollars
KSURE Credit Facility	$—	$—	$—	$(87,575)
KEXIM Credit Facility	—	(16,825)	—	(16,825)
ABN AMRO Credit Facility	—	(4,278)	—	(4,444)
ING Credit Facility	—	(6,368)	—	—
2018 NIBC Credit Facility	—	(1,617)	—	—
BNP Paribas Credit Facility	—	—	—	(1,725)
NIBC Credit Facility	—	—	—	(1,021)
2016 Credit Facility	—	—	—	(10,522)
DVB 2017 Credit Facility	—	—	—	(2,960)
HSH Credit Facility	—	—	—	(796)
2017 Credit Facility	—	(6,632)	21,450	(6,207)
Credit Agricole Credit Facility	—	(4,283)	—	(4,283)
ABN AMRO / K-Sure Credit Facility	—	(1,925)	—	(1,925)
Citi / K-Sure Credit Facility	—	(4,208)	—	(4,208)
ABN AMRO / SEB Credit Facility	—	(5,750)	120,575	—
Total Secured Credit Facilities	$—	$(51,886)	$142,025	$(142,491)
Unsecured Senior Notes due 2019	$—	$(57,500)	$—	$—
Unsecured Senior Notes due 2017	—	—	—	—
Total Unsecured Senior Notes	—	$(57,500)	$—	—
BCFL Lease Financing (MRs)	$—	$(5,408)	$—	$(5,102)
Ocean Yield Lease Financing	—	(5,246)	—	(5,125)
CMBFL Lease Financing	—	(2,454)	—	(2,454)
BCFL Lease Financing (LR2s)	—	(3,737)	—	(3,665)
CSSC Lease Financing	—	(8,655)	—	(8,654)
2018 CMB Sale Leaseback	—	(5,058)	—	—
$116.0 Million Lease Financing	—	(3,243)	—	—
AVIC Lease Financing	—	(5,896)	—	—
China Huarong Lease Financing	—	(6,750)	—	—
$157.5 Million Lease Financing	—	(7,072)	—	—
COSCO Lease Financing	—	(3,850)	—	—
Total Finance Leases	$—	$(57,369)	$—	$(25,000)
IFRS 16 - Leases - three MRs	$—	$(3,345)	$—	$—
IFRS 16 - Leases - seven Handymax	—	(3,784)	—	—
Total Right of Use Finance Lease Repayments	$—	$(7,129)	$—	$—

(2) Relates to debt issuance costs incurred for our secured credit facilities, unsecured senior notes and lease financing arrangements.

(3)
The increase in restricted cash is primarily related to a debt service reserve account that was established as part of the 2017 Credit Facility and must be funded with one quarter of interest and principal upon each drawdown, which is adjusted from time to time based on prevailing interest rates. The funds in this account will be released upon the maturity of this facility.

(4)	In March 2019, we repurchased $2.29 million face value of the Convertible Senior Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.27 million.

(5)	Relates to payments made for expenses previously incurred as part of the Company's underwritten offerings of common shares.

(6)
Dividend payments to shareholders were $10.3 million and $6.6 million for the six months ended June 30, 2019 and 2018, respectively. These dividends represent total dividends of $0.20 per share in each of the six months ended June 30, 2019 and 2018. The increase relates to the increase in the number of common shares outstanding, which was primarily attributable to the Company's underwritten offering of common shares in October 2018.

(7)	We purchased an aggregate of 30 of our common shares in the open market at an average price of $17.10 per share during the six months ended June 30, 2019.
Long-Term Debt Obligations and Credit Arrangements
The following is a discussion of the key terms and conditions of our secured facilities, lease financing arrangements, unsecured senior notes and convertible senior notes. Our secured credit facilities may be secured by, among other things:

•	a first priority mortgage over the relevant collateralized vessels;

•	a first priority assignment of earnings, insurances and charters from the mortgaged vessels for the specific facility;

•	a pledge of earnings generated by the mortgaged vessels for the specific facility; and

•	a pledge of the equity interest of each vessel owning subsidiary under the specific facility.
Our debt and lease financing agreements may require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, maximum leverage ratios, loan to value ratios and collateral maintenance, informational requirements, including the delivery of quarterly and annual financial statements and annual projections, and restrictive covenants, including maintenance of adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act; maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants. Furthermore, our debt and lease financing agreements contain cross-default provisions that may be triggered if we default under the terms of any one of our financing agreements.
We were in compliance with all covenants relating to our borrowings as of June 30, 2019 and December 31, 2018.
     The following table summarizes our outstanding indebtedness as of June 30, 2019 and September 20, 2019. The balances set forth below reflect the amounts due under each facility or financing arrangement, and the amounts outstanding under our unsecured borrowings, and do not reflect any unamortized deferred financing fees or discounts / premiums attributable to the indebtedness assumed from NPTI. as part of the initial purchase price allocation for the merger with NPTI in 2017.

In thousands of U.S. dollars	Amount outstanding as of June 30, 2019		Amount outstanding as of September 20, 2019
KEXIM Credit Facility	$282,475		265,650
ABN AMRO Credit Facility	96,230		94,091
ING Credit Facility	137,808		134,915
2018 NIBC Credit Facility	33,234		32,426
2017 Credit Facility	138,133		138,133
Credit Agricole Credit Facility	95,011		92,870
ABN AMRO / K-Sure Credit Facility	47,604		46,641
Citi / K-Sure Credit Facility	99,442		97,338
ABN AMRO / SEB Credit Facility	109,075		109,075
Ocean Yield Lease Financing	155,015		152,303
CMBFL Lease Financing	59,517		58,290
BCFL Lease Financing (LR2s)	97,052		95,126
CSSC Lease Financing	237,872		233,545
BCFL Lease Financing (MRs)	93,423		90,614
2018 CMB Lease Financing	131,485		128,956
$116.0 million Lease Financing	109,431		107,729
AVIC International Lease Financing	133,207		130,259
China Huarong Lease Financing	130,500		127,125
$157.5 Million Lease Financing	145,014		141,479
COSCO Lease Financing	80,300		78,375
IFRS 16 - Leases - three MRs	47,663	(1)	46,517
IFRS 16 - Leases - seven Handymax	20,410	(1)	17,860
Unsecured Senior Notes Due 2020	53,750		53,750
Convertible Senior Notes due 2019	142,708	(2)	—
Convertible Senior Notes due 2022	203,500		203,500

Total	$2,879,859		$2,676,567

(1)
IFRS 16 - Leases was issued by the IASB on January 13, 2016 and applied to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 - Leases amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less.  The adoption of this standard on January 1, 2019 resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025.  Upon transition, a lessee shall apply IFRS 16 - Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’). We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

(2)	In July 2019, our Convertible Senior Notes due 2019 matured and we repaid the entire outstanding balance of $142.7 million.
Convertible Senior Notes due 2019
In March 2019, we repurchased $2.29 million face value of our Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.27 million.

The conversion rate of our Convertible Senior Notes due 2019 was subject to change upon the issuance of a dividend. The table below details the dividends issued through September 20, 2019 and the corresponding effect on the conversion rate of the Convertible Senior Notes due 2019.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 13, 2019	$0.10	10.1110
June 5, 2019	$0.10	10.1494
(1) Per $1,000 principal amount of the Convertible Senior Notes due 2019.
The carrying values of the liability component of the Convertible Senior Notes due 2019 as of June 30, 2019 and December 31, 2018, were $142.7 million and $142.2 million, respectively. We incurred $1.7 million of coupon interest and $2.8 million of non-cash accretion on our Convertible Senior Notes due 2019 during the six months ended June 30, 2019. On July 1, 2019, there were no conversions and we repaid the $142.7 million due at maturity.
Convertible Senior Notes due 2022
The conversion rate of our Convertible Senior Notes due 2022 is subject to change upon the issuance of a dividend. The table below details the dividends issued through September 20, 2019 and the corresponding effect on the conversion rate of the Convertible Senior Notes due 2022.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 13, 2019	$0.10	25.4799
June 5, 2019	$0.10	25.5767
September 10, 2019	$0.10	25.6637
(1) Per $1,000 principal amount of the Convertible Senior Notes due 2022.
The carrying values of the liability component of the Convertible Senior Notes due 2022 as of June 30, 2019 and December 31, 2018, were $175.7 million and $171.5 million, respectively. We incurred $3.1 million of coupon interest and $4.2 million of non-cash accretion during the six months ended June 30, 2019.

Capital Expenditures
BWTS and Scrubbers
In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed over the next five years, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey.
Additionally, we expect to retrofit the substantial majority of our vessels with scrubbers. The scrubbers will enable our vessels to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our vessels with such systems for total consideration of $116.1 million (which excludes installation costs). In June 2019, we exercised options with one of these suppliers to retrofit an additional 14 of our vessels with such systems for total consideration of $20.3 million (which excludes installation costs). These systems are expected to be installed throughout 2019 and 2020.
The following drydock, scrubber and BWTS activity occurred during the six months ended June 30, 2019:

•
Two MR tankers completed their class required special survey, along with BWTS installations. During the six months ended June 30, 2019, these vessels were offhire for an aggregate of 47 days, and the aggregate costs incurred were $4.3 million.  These drydocks commenced in December 2018 and were completed in January 2019.

•
Four LR2 tankers completed their scrubber installations during the six months ended June 30, 2019 for aggregate costs of $11.2 million (which includes the cost of the scrubber and related installation costs) and incurred an aggregate of 189 offhire days.  These vessels also underwent additional repairs, which were covered under shipyard warranties.

•
One LR2 tanker entered drydock for its scrubber installation during the second quarter of 2019, and the installation is expected to be completed during the third quarter of 2019.  The aggregate cost of the installation is expected to be $2.5 million (which includes the cost of the scrubber and related installation costs), and this vessel was offhire for two days during the second quarter of 2019.

•
One ice-class 1A Handymax tanker completed its class required special survey and BWTS installation for aggregate costs of $2.7 million (which includes the drydock along with the cost of the BWTS and related installation costs) and incurred an aggregate of 27 offhire days.

•
Two ice-class 1A Handymax tankers entered drydock for their class required special surveys and BWTS installations during the second quarter of 2019, which were completed during the third quarter of 2019.  The aggregate cost is expected to be $4.0 million (which includes the drydock along with the cost of the BWTS and related installation costs), and these vessels were offhire for an aggregate of 46 days during the second quarter of 2019.

•
Three MR tankers completed their class required special surveys and scrubber installations during the second quarter of 2019 for aggregate costs of $9.5 million (which includes the drydock along with the cost of the scrubber and related installation costs) and incurred an aggregate of 173 offhire days.

•
Three MR tankers entered drydock for their class required special surveys, BWTS installations, and scrubber installations during the second quarter of 2019, all of which are expected to be completed during the third quarter of 2019.  The aggregate costs are expected to be approximately $13.0 million (which includes the drydock along with the cost of the scrubbers, BWTS and all related installation costs), and these vessels were offhire for an aggregate of 22 days during the second quarter of 2019.

The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2019 (1):

In thousands of U.S. dollars	As of June 30, 2019
Less than 1 month	$24,059
1-3 months	29,146
3 months to 1 year	55,838
1-5 years	12,644
5+ years	—
Total	$121,687
(1) These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. With the exception of the recent ratification of the ballast water treatment convention and the IMO's sulfur emissions regulations which are effective starting from January 1, 2020 as described in "Item 3. Key Information - D. Risk Factors," and "Item 4. Information on the Company - B. Business Overview", respectively, in our Annual Report for the year ended December 31, 2018 on Form 20-F filed with the SEC on March 20, 2019, we are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Tabular Disclosure of Contractual Obligations
The following table sets forth our total contractual obligations at June 30, 2019:

	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Secured bank loans (1)	$103,771	$653,972	$281,270	$—
Principal obligations under finance leases(1)	116,622	238,844	282,176	735,150
Estimated interest payments on secured bank loans (2)	49,268	48,342	10,662	—
Estimated interest payments on finance leases(2)	75,111	131,742	104,471	86,576
Lease liability - principal payments(3)	20,708	22,088	17,278	7,998
Lease liability - estimated interest payments(3)	3,358	4,051	1,978	202
Technical management fees (4)	14,672	—	—	—
Commercial management fees (5)	15,043	—	—	—
BWTS purchase commitments (6)	15,898	437	2,058	—
Scrubber purchase commitments (7)	93,817	10,149	—	—
Convertible Senior Notes (8)	142,708	203,500	—	—
Convertible Senior Notes - estimated interest payments (9)	8,847	12,210	—	—
Senior Unsecured Notes - principal payments (10)	—	53,750	—	—
Senior Unsecured Notes - estimated interest payments (11)	3,598	—	—	—
Total	$663,421	$1,379,085	$699,893	$829,926

(1)
Represents principal payments due on our secured credit facilities and finance lease arrangements, as described above in the Long-Term Debt Obligations and Credit Arrangements section of this report. These payments are based on our outstanding borrowings as of June 30, 2019.

(2)
Represents estimated interest payments on our secured credit facilities and finance lease arrangements. These payments were estimated by taking into consideration: (i) the margin on each credit facility and (ii) the forward interest rate curve calculated from interest swap rates, as published by a third party, as of June 30, 2019.

The forward curve was calculated as follows as of June 30, 2019:

Year 1	1.98%
Year 2	1.69%
Year 3	1.64%
Year 4	1.78%	(A)
Year 5	1.83%
Year 6	2.03%	(A)
Year 7	2.13%
Year 8	2.17%	(A)
Year 9	2.25%	(A)
Year 10	2.32%

(A)	Third party published interest swap rates were unavailable. As such, we interpolated these rates using the averages of the years in which swap rates were published.

The margins on each credit facility that have amounts outstanding at June 30, 2019 are as follows:

Facility	Margin
KEXIM	3.25%
KEXIM Commercial Tranche	3.25%	(A)
KEXIM Guarantee Notes	1.70%
ABN AMRO Credit Facility	2.15%
ING Credit Facility	2.07%	(B)
2018 NIBC Credit Facility	2.50%
2017 Credit Facility	2.02%	(B)
Credit Agricole Credit Facility	2.75%
ABN AMRO/K-Sure Credit Facility	2.01%	(B)
Citibank/K-Sure Credit Facility	1.80%	(B)
ABN AMRO/SEB Credit Facility	2.60%
Ocean Yield Lease Financing	5.40%
CMBFL Lease Financing	3.75%
BCFL Lease Financing (LR2s)	3.50%
CSSC Lease Financing	4.60%
2018 CMBFL Lease Financing	3.20%
AVIC Lease Financing	3.70%
China Huarong Lease Financing	3.50%
$157.5 Million Lease Financing	3.00%
COSCO Lease Financing	3.60%

(A)
Borrowings under the KEXIM Commercial Tranche bear interest at LIBOR plus an applicable margin of 3.25% from the effective date of the agreement to the fifth anniversary thereof and 3.75% thereafter until the maturity date.

(B)	Based on the weighted average of the margins for all tranches in the loan.
Interest was then estimated using the rates mentioned above multiplied by the amounts outstanding under our various credit facilities using the balance as of June 30, 2019 and taking into consideration the scheduled amortization of such facilities going forward until their respective maturities. Additionally, the BCFL Lease Financing (MRs) and the $116.0 Million Lease Financing do not have a variable interest component. Accordingly, the interest portion of this arrangement was calculated using the implied interest rate in these agreements.

(3)
IFRS 16 - Leases, became effective January 1, 2019, and the standard resulted in the recognition of right of use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments on our bareboat chartered-in vessel commitments that were previously reported as operating leases. Minimum lease payments are apportioned between finance charges and principal payments.

(4)
Our technical manager, SSM, charges fees for its services pursuant to a Master Agreement. Pursuant to this agreement, the fixed annual technical management fee is $175,000, and certain services previously provided as part of the fixed fee are itemized.  The aggregate cost, including the costs that are itemized, are approximately $250,000 per year.

Under the terms of the Master Agreement, the termination fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.

(5)
Our commercial manager, SCM, charges $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels and $325 per vessel per day for MR and Handymax vessels plus a 1.50% commission on gross revenue for vessels that are in one of the Scorpio Pools. When the vessels are not in the Scorpio Pools, we pay SCM $250 per vessel per day for LR1 and LR2 vessels and $300 per vessel per day for Handymax and MR vessels plus a 1.25% commission on gross revenue. In September 2018, we entered into an agreement with SCM whereby SCM's commission on our vessels were effectively reduced to 0.85% of gross revenue per charter fixture, from September 1, 2018 and ended on June 1, 2019.

These fees are subject to a notice period of three months and a payment equal to three months of management fees which would be due and payable upon the sale of a vessel, so long as such termination does not amount to a change of control of the Company, including a sale of all or substantially all vessels, in which case a payment equal to 24 months of management fees will apply.

(6)
Represents obligations as of June 30, 2019 under our agreements to purchase BWTS as described in the section above entitled "Capital Expenditures". These amounts exclude installation costs and are subject to change as installation times are finalized.

(7)
Represents obligations as of June 30, 2019 under our agreement to purchase scrubbers as described in the section above entitled "Capital Expenditures". These amounts reflect only those firm commitments as of June 30, 2019 and exclude installation costs and potential payments under any purchase options that may be exercised in the future. Furthermore, the timing of these payments is subject to change as installation times are finalized.

(8)	Represents the principal due at maturity on our Convertible Senior Notes due 2019 and our Convertible Senior Notes due 2022 as of June 30, 2019.

(9)
Represents estimated coupon interest payments on our convertible senior notes. The Convertible Senior Notes due 2019 and Convertible Senior Notes due 2022 bear interest at coupon rates of 2.375% and 3.00% per annum and mature in July 2019 and May 2022, respectively.

(10)	Represents the principal due at maturity on our Senior Notes Due 2020 as of June 30, 2019.

(11)	Represents estimated coupon interest payments on our Senior Notes Due 2020 as of June 30, 2019. These notes bear interest at a coupon rate of 6.75%.
OFF-BALANCE-SHEET ARRANGEMENTS
As of June 30, 2019, we are committed to purchase scrubbers and BWTS through various suppliers. These commitments are described in the section above entitled "Capital Expenditures".
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes.
Based on the floating rate debt at June 30, 2019, a one-percentage point increase in the floating interest rate would increase interest expense by $22.1 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt and IFRS 16 - Leases:

	As of June 30, 2019
	Less than	1 to 3	3 to 5	More than
In thousands of U.S. dollars	1 year	years	years	5 years
Principal payments floating rate debt (unhedged)	$202,110	$852,910	$518,289	$635,642
Principal payments fixed rate debt	181,699	319,244	62,435	107,506
Total principal payments on outstanding debt	$383,809	$1,172,154	$580,724	$743,148
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Pools. We currently do not have any vessels employed on time charter contracts. Additionally, we have the ability to remove our vessels from the Scorpio Pools on relatively short notice if attractive time charter opportunities arise. A $1,000 per day increase or decrease in spot rates for all of our vessel classes would have increased or decreased our operating income by $22.8 million and $22.0 million for the six months ended June 30, 2019 and 2018, respectively.

Foreign Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.
Bunker Price Risk
Our operating results are affected by movement in the price of fuel oil consumed by our vessels – known in the industry as bunkers. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce profitability. We do not hedge our exposure to bunker price risk.
Inflation
We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
In the application of accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
The significant judgments and estimates are as follows:
Revenue recognition
We currently generate revenue from vessels operating in pools, in the spot market or on time charter. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day.  Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15 - Revenue from Contracts with Customers, which we adopted on January 1, 2018.  Revenue generated from time charters and from pooling arrangements were unaffected by the application of this standard and are considered leases which are accounted for under IFRS 16 - Leases, described below.
Under IFRS 15 - Revenue from Contracts with Customers, the time period over which revenue is recognized has changed from the previous accounting standard, as the performance obligation has been identified as the transportation of cargo from one point to another.  Therefore, in a spot market voyage under IFRS 15 - Revenue from Contracts with Customers, revenue is recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge.  Moreover, costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
The standard provided the option to either be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”).  We have applied the modified retrospective method upon the date of transition.  At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of this standard under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.
IFRS 16 - Leases, was issued by the IASB on January 13, 2016. IFRS 16 - Leases applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 - Leases amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16 - Leases, with the Company as lessor, on the basis that the pool or charterer enters into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of the contract.
Moreover, under IFRS 16 - Leases, we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
These components are accounted for as follows:

•	All fixed lease revenue earned under these arrangements is recognized on a straight-line basis over the term of the lease.

•	Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.

•
The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

Vessel impairment
We evaluate the carrying amounts of our vessels and vessels under construction to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less costs to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.
Vessel lives and residual value
The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives of 25 years. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.
An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.
When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.
Deferred drydock cost
We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. In deferred drydocking costs, we only include those direct costs that are incurred as part of the drydocking to meet regulatory requirements and expenditures that add economic life to the vessel, increase the vessel’s earnings capacity, or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
June 30, 2019 and December 31, 2018

		As of
In thousands of U.S. dollars	Notes	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents		$467,219	$593,652
Accounts receivable	3	56,469	69,718
Prepaid expenses and other current assets	2	15,845	15,671
Inventories		8,761	8,300
Total current assets		548,294	687,341
Non-current assets
Vessels and drydock	4	3,955,446	3,997,789
Right of use assets	15	67,266	—
Other assets	5	97,233	75,210
Goodwill		11,539	11,539
Restricted cash	6	12,294	12,285
Total non-current assets		4,143,778	4,096,823
Total assets		$4,692,072	$4,784,164
Current liabilities
Current portion of long-term debt	9	295,543	297,934
Finance lease liability	9	115,689	114,429
IFRS 16 - lease liability	15	20,708	—
Accounts payable	7	15,354	11,865
Accrued expenses	8	29,175	22,972
Total current liabilities		476,469	447,200
Non-current liabilities
Long-term debt	9	1,094,910	1,192,000
Finance lease liability	9	1,248,231	1,305,952
IFRS 16 - lease liability	15	47,364	—
Total non-current liabilities		2,390,505	2,497,952
Total liabilities		2,866,974	2,945,152
Shareholders’ equity
Issued, authorized and fully paid-in share capital:
Common stock, $0.01 par value per share; 150,000,000 and 75,000,000 shares authorized; 51,615,220 and 51,397,562 issued and outstanding shares as of June 30, 2019 and December 31, 2018, respectively.	10	580	5,776
Additional paid-in capital	10	2,657,375	2,648,599
Treasury shares	10	(467,057)	(467,056)
Accumulated deficit(1)	10	(365,800)	(348,307)
Total shareholders’ equity		1,825,098	1,839,012
Total liabilities and shareholders’ equity		$4,692,072	$4,784,164
(1) Accumulated deficit reflects the impact of the adoption of IFRS 16 - Leases.  IFRS 16 amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less.  Accordingly, the standard resulted in the recognition of right-of-

use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in MR vessels, which are scheduled to expire in April 2025.  Upon transition, a lessee shall apply IFRS 16 - Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Income or Loss
For the six months ended June 30, 2019 and 2018

		For the six months ended June 30,
In thousands of U.S. dollars except per share and share data	Notes	2019	2018
Revenue
Vessel revenue	13	$346,635	$298,241
Operating expenses
Vessel operating costs	14	(138,152)	(139,904)
Voyage expenses		(1,622)	(4,372)
Charterhire	15	(4,399)	(35,169)
Depreciation - owned or finance leased vessels	4	(88,183)	(87,547)
Depreciation - right of use assets	15	(8,030)	—
General and administrative expenses	19	(31,240)	(26,972)
Merger transaction related costs		—	(271)
Total operating expenses		(271,626)	(294,235)
Operating income		75,009	4,006
Other (expense) and income, net
Financial expenses	16	(96,083)	(88,367)
Loss on exchange of Convertible Senior Notes		—	(16,968)
Financial income		5,843	730
Other expenses, net		(13)	(96)
Total other expense, net		(90,253)	(104,701)
Net loss		$(15,244)	$(100,695)
Attributable to:
Equity holders of the parent		$(15,244)	$(100,695)
Loss per share
Basic	17	$(0.32)	$(3.26)
Diluted	17	$(0.32)	$(3.26)
Basic weighted average shares outstanding	17	48,109,924	30,891,470
Diluted weighted average shares outstanding	17	48,109,924	30,891,470

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income or Loss
For the six months ended June 30, 2019 and 2018

	For the six months ended June 30,
In thousands of U.S. dollars	2019	2018
Net loss	$(15,244)	$(100,695)
Other comprehensive income / (loss)	—	—
Total comprehensive loss	$(15,244)	$(100,695)
Attributable to:
Equity holders of the parent	$(15,244)	$(100,695)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the six months ended June 30, 2019 and 2018

In thousands of U.S. dollars except share data	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Accumulated deficit	Total
Balance as of January 1, 2018	32,650,754	$3,766	$2,283,591	$(443,816)	$(158,240)	$1,685,301
Adoption of accounting standards(1)	—	—	—	—	4	4
Net loss for the period	—	—	—	—	(100,695)	(100,695)
Issuance of restricted stock, net of forfeitures	512,245	51	(51)	—	—	—
Amortization of restricted stock, net of forfeitures	—	—	13,180	—	—	13,180
Dividends paid, $0.20 per share (2)	—	—	(6,579)	—	—	(6,579)
Equity component of issuance of Convertible Senior Notes due 2022	—	—	34,172	—	—	34,172
Equity issuance costs	—	—	(4)	—	—	(4)
Balance as of June 30, 2018	33,162,999	$3,817	$2,324,309	$(443,816)	$(258,931)	$1,625,379

Balance as of January 1, 2019	51,397,562	$5,776	$2,648,599	$(467,056)	$(348,307)	$1,839,012
Adoption of accounting standards(3)	—	—	—	—	(2,249)	(2,249)
Net loss for the period	—	—	—	—	(15,244)	(15,244)
Reverse stock split - impact of fractional shares and change in total par value	(62)	(5,198)	5,197	—	—	(1)
Issuance of restricted stock, net of forfeitures	220,250	2	(2)			—
Amortization of restricted stock, net of forfeitures	(2,500)	—	13,860	—	—	13,860
Dividends paid, $0.20 per share (2)	—	—	(10,279)	—	—	(10,279)
Purchase of treasury shares	(30)	—	—	(1)	—	(1)
Balance as of June 30, 2019	51,615,220	$580	$2,657,375	$(467,057)	$(365,800)	$1,825,098
(1) Reflects the impact of the adoption of IFRS 15 -  Revenue from Contracts with Customers, which was effective for annual periods beginning on January 1, 2018.  Refer to Note 1 for further discussion.
(2) The Company's policy is to distribute dividends from available retained earnings first and then from additional paid in capital.
(3) Reflects the impact of the adoption of IFRS 16 - Leases, which was effective for annual periods beginning on January 1, 2019. Refer to Note 1 for further discussion.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Cash Flow Statements
For the six months ended June 30, 2019 and 2018

		For the six months ended June 30,
In thousands of U.S. dollars	Notes	2019	2018
Operating activities
Net loss		$(15,244)	$(100,695)
Depreciation - owned or finance leased vessels	6	88,183	87,547
Depreciation - right of use assets	15	8,030	—
Amortization of restricted stock	10	13,860	13,180
Amortization of deferred financing fees	9	4,088	6,191
Write-off of deferred financing fees	9	275	7,035
Accretion of Convertible Senior Notes	9	6,995	6,435
Accretion of fair market measurement on debt assumed from merger with NPTI	9	1,827	1,909
Loss on exchange of Convertible Senior Notes		—	16,968
		108,014	38,570
Changes in assets and liabilities:
(Increase) / decrease in inventories		(461)	1,473
Decrease in accounts receivable		13,248	15,039
(Increase) / decrease in prepaid expenses and other current assets		(175)	4,620
Increase in other assets		(2,807)	(3,576)
Increase in accounts payable		1,186	2,767
Increase / (decrease) in accrued expenses		2,272	(6,165)
		13,263	14,158
Net cash inflow from operating activities		121,277	52,728
Investing activities
Acquisition of vessels and payments for vessels under construction		—	(26,057)
Drydock, scrubber and BWTS payments (owned and bareboat-in vessels)		(59,688)	(2,136)
Net cash outflow from investing activities		(59,688)	(28,193)
Financing activities
Debt repayments		(166,755)	(167,491)
Issuance of debt		—	142,025
Debt issuance costs		(1,288)	(13,473)
IFRS 16 - lease liability repayments		(7,129)	—
Increase in restricted cash		(9)	(897)
Repayment of Convertible Senior Notes		(2,266)	—
Equity issuance costs		(295)	(4)
Dividends paid		(10,279)	(6,579)
Repurchase of common stock		(1)	—
Net cash outflow from financing activities		(188,022)	(46,419)
Decrease in cash and cash equivalents		(126,433)	(21,884)
Cash and cash equivalents at January 1,		593,652	186,462
Cash and cash equivalents at June 30,		$467,219	$164,578
Supplemental information:
Interest paid		$83,496	$67,855

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements

1.	General information and significant accounting policies
Company
Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in the seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering, and our common stock currently trades on the New York Stock Exchange under the symbol STNG.
Our fleet as of June 30, 2019 consisted of 109 owned or finance leased product tankers (14 Handymax, 45 MR, 12 LR1 and 38 LR2) and 10 bareboat chartered-in product tankers (seven Handymax and three MR).
Our vessels are commercially managed by Scorpio Commercial Management S.A.M., or SCM, which is majority owned by the Lolli-Ghetti family of which Mr. Emanuele Lauro, our founder, Chairman and Chief Executive Officer, and Mr. Filippo Lauro, our Vice President, are members. SCM’s services include securing employment for the vessels in our fleet, in pools, in the spot market, and on time charters.
Our vessels are technically managed by Scorpio Ship Management S.A.M., or SSM, which is majority owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
We also have an administrative services agreement with Scorpio Services Holding Limited, or SSH, which is majority owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to subsidiaries of SSH. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.
Basis of accounting
The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
The unaudited condensed consolidated financial statements for the six months ended June 30, 2019 have been prepared in accordance with International Accounting Standard, or IAS 34, Interim Financial Statements, as issued by the International Accounting Standards Board, or IASB, using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2018. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards or IFRS.
Reverse stock split
On January 18, 2019, the Company effected a one-for-ten reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The par value was not adjusted as a result of the reverse stock split.
Going concern
The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as described further in the "Liquidity risk" section of Note 18.
Adoption of new and amended IFRS and International Financial Reporting Interpretations Committee interpretations from January 1, 2019
Standards and interpretations adopted during the six months ended June 30, 2018
IFRS 15 - Revenue from Contracts with Customers, was issued by the IASB on May 28, 2014. IFRS 15 - Revenue from Contracts with Customers amends the existing accounting standards for revenue recognition and is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. IFRS 15 - Revenue from Contracts with Customers applies to an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2018. The standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption (the “modified retrospective method”).  We have applied the modified retrospective method upon the date of transition.
Our revenue is primarily generated from time charters, participation in pooling arrangements and in the spot market. Of these revenue streams, revenue generated in the spot market is within the scope of IFRS 15 - Revenue from Contracts with

Customers. Revenue generated from time charters and from pooling arrangements are within the scope of IFRS 16, Leases, which is discussed further below.
For vessels operating in the spot market, we are recognizing revenue ‘over time’ as the customer (i.e. the charterer) is simultaneously receiving and consuming the benefits of the vessel. Under IFRS 15 - Revenue from Contracts with Customers, the time period over which revenue is recognized has changed from the previous accounting standard. Prior to the commencement of IFRS 15 - Revenue from Contracts with Customers, revenue from voyage charter agreements was recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, we did not begin recognizing revenue until (i) the amount of revenue could be measured reliably, (ii) it was probable that the economic benefits associated with the transaction would flow to the entity, (iii) the transactions stage of completion at the balance sheet date could be measured reliably, and (iv) the costs incurred and the costs to complete the transaction could be measured reliably. However, under IFRS 15 - Revenue from Contracts with Customers, the performance obligation has been identified as the transportation of cargo from one point to another. Therefore, in a spot market voyage under IFRS 15 - Revenue from Contracts with Customers, revenue is now recognized on a pro-rata basis commencing on the date that the cargo is loaded and concluding on the date of discharge. Moreover, costs incurred in the fulfillment of a voyage charter are deferred and amortized over the course of the charter if they (i) relate directly to such charter, (ii) generate or enhance resources to be used in meeting obligations under the charter and (iii) are expected to be recovered.
At December 31, 2017, we had two vessels operating in the spot market and the cumulative effect of the application of this standard under the modified retrospective method resulted in a $3,888 reduction in the opening balance of accumulated deficit on January 1, 2018.
Standards and interpretations adopted during the six months ended June 30, 2019
IFRS 16 - Leases, was issued by the IASB on January 13, 2016. IFRS 16 - Leases applies to an entity's first annual IFRS financial statements for a period beginning on or after January 1, 2019. IFRS 16 - Leases amends the definition of what constitutes a lease to be a contract that conveys the right to control the use of an identified asset if the lessee has both (i) the right to obtain substantially all of the economic benefits from the use of the identified asset and (ii) the right to direct the use of the identified asset throughout the period of use. We have determined that our existing pool and time charter-out arrangements meet the definition of leases under IFRS 16 - Leases , with the Company as lessor, on the basis that the pool or charterer enters into transportation contracts with their customers, and thereby enjoys the economic benefits derived from such arrangements. Furthermore, the pool or charterer can direct the use of a vessel (subject to certain limitations in the pool or charter agreement) throughout the period of the contract.
Moreover, under IFRS 16 - Leases , we are also required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
These components are accounted for as follows:

•	All fixed lease revenue earned under these arrangements is recognized on a straight-line basis over the term of the lease.

•	Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.

•
The non-lease component is accounted for as services revenue under IFRS 15 - Revenue from Contracts with Customers. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

IFRS 16 - Leases also amends the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less. Accordingly, the standard resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025.  Upon transition, a lessee shall apply IFRS 16- Leases to its leases either retrospectively to each prior reporting period presented (the ‘full retrospective approach’) or retrospectively with the cumulative effect of initially applying IFRS 16 - Leases recognized at the date of initial application (the ‘modified retrospective approach’).  We applied the modified retrospective approach upon transition. The impact of the application of this standard on the opening balance sheet as of January 1, 2019 was the recognition of a $48.5 million right of use asset, a $50.7 million operating lease liability and a $2.2 million reduction in retained earnings relating to these three vessels.

2.	Prepaid expenses and other assets
The following is a table summarizing our prepaid expenses and other current assets as of June 30, 2019 and December 31, 2018:

	As of
In thousands of U.S. dollars	June 30, 2019	December 31, 2018
SSM - prepaid vessel operating expenses	$2,712	$2,461
Prepaid expenses from related parties	2,712	2,461

Prepaid interest	6,535	6,870
Prepaid insurance	4,373	4,449
Third party - prepaid vessel operating expenses	651	712
Other prepaid expenses	1,574	1,179
	$15,845	$15,671

3.	Accounts receivable
The following is a table summarizing our accounts receivable as of June 30, 2019 and December 31, 2018:

	As of
In thousands of U.S. dollars	June 30, 2019	December 31, 2018
Scorpio MR Pool Limited	$30,800	$33,288
Scorpio LR2 Pool Limited	13,720	24,563
Scorpio LR1 Pool Limited	3,895	3,705
Scorpio Handymax Tanker Pool Limited	3,785	4,559
Scorpio Aframax Pool Limited	—	63
SCM	1,220	2,511
Receivables from the related parties	53,420	68,689

Insurance receivables	1,499	204
Freight and time charter receivables	237	22
Receivables from Navig8 Group Pools	72	17
Other receivables	1,241	786
	$56,469	$69,718
Scorpio MR Pool Limited, Scorpio LR2 Pool Limited, Scorpio Handymax Tanker Pool Limited, Scorpio LR1 Pool Limited and Scorpio Aframax Pool Limited or the Scorpio Pools, are related parties, as described in Note 11. Amounts due from the Scorpio Pools relate to income receivables and receivables for working capital contributions which are expected to be collected within one year.
Receivables from SCM primarily represent amounts due from the agreement to reimburse a portion of the commissions that SCM charges the Company’s vessels (as described in Note 11) to effectively reduce such commissions to 0.85% of gross revenue per charter fixture. This agreement was effective from September 1, 2018 and ended on June 1, 2019 and the amount due at June 30, 2019, represents the reimbursement earned from April 1, 2019 through June 1, 2019.
Insurance receivables primarily represent amounts collectible on our insurance policies in relation to vessel repairs.
Freight and time charter receivables represent amounts collectible from customers for our vessels operating on time charter or in the spot market.
Receivables from Navig8 Group Pools represent amounts due from the Navig8 LR8 and Alpha8 pools for certain vessels that were acquired from Navig8 Product Tankers Inc. or NPTI, which operated in such pools during the year ended December 31, 2017.

We consider that the carrying amount of accounts receivable approximates their fair value due to the short maturity thereof. Accounts receivable are non-interest bearing. At June 30, 2019 and December 31, 2018, no material receivable balances were either past due or impaired.

4.	Vessels

Operating vessels and drydock
The following is a rollforward of the activity within Vessels and drydock from January 1, 2019 through June 30, 2019. Amounts capitalized as part of the Vessel are depreciated over the remaining useful life of the vessel. Amounts capitalized as part of Drydock are depreciated until each vessel's next scheduled drydock.

In thousands of U.S. dollars	Vessels	Drydock	Total
Cost
As of January 1, 2019	4,469,102	86,352	4,555,454
Additions (1)	35,279	10,561	45,840
As of June 30, 2019	4,504,381	96,913	4,601,294

Accumulated depreciation
As of January 1, 2019	(506,443)	(51,222)	(557,665)
Charge for the period	(79,226)	(8,957)	(88,183)
As of June 30, 2019	(585,669)	(60,179)	(645,848)
Net book value
As of June 30, 2019	$3,918,712	$36,734	$3,955,446

Net book value
As of December 31, 2018	$3,962,659	$35,130	$3,997,789

(1)	Additions during the six months ended June 30, 2019 primarily relates to the various costs relating to BWTS, scrubber and drydock installations.

The following is a summary of the cost types that were capitalized during the six months ended June 30, 2019:

In thousands of U.S. dollars	Drydock	Notional component of scrubber	Total drydock additions	Scrubber	BWTS	Other equipment	Capitalized interest	Total vessel additions
Handymax	$2,746	$—	$2,746	$—	$4,091	$584	$136	$4,811
MR	5,901	450	6,351	10,604	2,975	1,495	485	15,559
LR1	—	—	—	319	—	296	67	682
LR2	864	600	1,464	12,052	261	1,350	564	14,227
	$9,511	$1,050	$10,561	$22,975	$7,327	$3,725	$1,252	$35,279
Ballast Water Treatment Systems
In July 2018, we executed an agreement to purchase 55 ballast water treatment systems, or BWTS, from an unaffiliated third-party supplier for total consideration of $36.2 million. These systems are expected to be installed from 2018 to 2023, as each respective vessel under the agreement is due for its International Oil Pollution Prevention, or IOPP, renewal survey. Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the six months ended June 30, 2019 include costs incurred for systems that were installed during this period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life and are depreciating the equipment and related installation costs on this basis.

Scrubbers
We have commenced a program to retrofit the substantial majority of our vessels with exhaust gas cleaning systems, or scrubbers. The scrubbers will enable our vessels to use high sulfur fuel oil, which is less expensive than low sulfur fuel oil, in certain parts of the world. From August 2018 through November 2018, we entered into agreements with two separate unaffiliated third party suppliers to retrofit a total of 77 of our vessels with such systems for total consideration of $116.1 million (which excludes installation costs). In June 2019, we exercised options with one of these suppliers to retrofit an additional 14 of our vessels with such systems for total consideration of $20.3 million (which excludes installation costs). These systems are expected to be installed throughout 2019 and 2020.
Costs capitalized for these systems include the cost of the base equipment that the Company has contracted to purchase in addition to directly attributable installation costs. Costs capitalized during the six months ended June 30, 2019 include costs incurred for systems that were installed during this period, and installation costs incurred in advance of installations that are expected to occur in subsequent periods. We estimate the useful life of these systems to be for the duration of each vessel's remaining useful life, with the exception of approximately 10% of the equipment cost, which is estimated to require replacement at each vessel's next scheduled drydock. This amount has been allocated as a notional component upon installation. The carrying value of the equipment, related installation costs, and notional component will be depreciated on this basis.

The following table is a timeline of future expected payments and dates for our commitments to purchase scrubbers and BWTS as of June 30, 2019 (1):

As of June 30,
In thousands of U.S. dollars	2019
Less than 1 month	$24,059
1-3 months	29,146
3 months to 1 year	55,838
1-5 years	12,644
5+ years	—
Total	$121,687

(1)	These amounts are subject to change as installation times are finalized. The amounts presented exclude installation costs.
Carrying values of vessels
At each balance sheet date, we review the carrying amounts of our vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows, and the Company’s overall business plans.
At June 30, 2019, we reviewed the carrying amount of our vessels to determine whether there was an indication that these assets had suffered an impairment. First, we compared the carrying amount of our vessels to their fair values less costs to sell (determined by taking into consideration two independent broker valuations). If the carrying amount of our vessels was greater than their fair values less costs to sell, we prepared a value in use calculation where we estimated each vessel’s future cash flows. These estimates were primarily based on (i) a combination of the latest forecast, published time charter rates for the next three years and a 2.33% growth rate (which is based on published historical and forecast inflation rates) in freight rates in each period thereafter and (ii) our best estimate of vessel operating expenses and drydock costs, which are based on our most recent forecasts for the next three years and a 2.33% growth rate in each period thereafter. These cash flows were then discounted to their present value using a pre-tax discount rate of 7.54%.
At June 30, 2019, our operating fleet consisted of 109 owned or finance leased vessels. Value in use calculations were performed on all 109 owned or finance leased vessels in operation which resulted in no instances where the present value of the operating cash flows was less than the carrying value. Therefore, no impairment was recorded.
The impairment test that we conduct is most sensitive to variances in the discount rate and future time charter rates. Based on the sensitivity analysis performed for June 30, 2019, a 1.0% increase in the discount rate or a 5.0% decrease in forecasted time charter rates would not result in an impairment charge.

Capitalized interest

In accordance with IAS 23 - Borrowing Costs, applicable interest costs are capitalized during the period that vessels that are having BWTS and/or scrubber installations. For the six months ended June 30, 2019, we capitalized interest expense for the respective vessels of $1.3 million. The annualized capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 6.47% for the six months ended June 30, 2019. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

5.	Other non-current assets

	As of
In thousands of U.S. dollars	June 30, 2019	December 31, 2018
Scorpio LR2 Pool Ltd. pool working capital contributions (1)	$32,300	$31,450
Scorpio Handymax Tanker Pool Ltd. pool working capital contributions (2)	6,794	4,923
Scorpio LR1 Pool Ltd. pool working capital contributions(1)	6,600	6,600
Working capital contributions to Scorpio Pools	45,694	42,973

Deposits for scrubbers (3)	25,080	12,221
Deposits for BWTS (4)	15,356	6,365
Seller's credit on lease financed vessels (5)	9,352	9,087
Investment in BWTS supplier (4)	1,751	1,751
Deferred drydock costs on bareboat chartered-in vessels(6)	—	2,813
	$97,233	$75,210

(1)
Upon entrance into the Scorpio LR2 and LR1 Pools, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel’s exit from the pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within accounts receivable) or non-current (within Other Assets) according to the expiration of the contract.

(2)
Upon entrance into the Scorpio Handymax Tanker Pool, all vessels are required to make initial working capital contributions of both cash and bunkers. Initial working capital contributions are repaid, without interest, upon a vessel's exit from each pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time chartered-in vessels we classify the amounts as current (within Accounts Receivable) or non-current (within Other Assets) according to the expiration of the contract.

(3) From August 2018 through November 2018, we entered into agreements with two separate suppliers to retrofit a total of 77 of our vessels with scrubbers for total consideration of $116.1 million (which excludes installation costs). In June 2019, we exercised options with one of these suppliers to retrofit an additional 14 of our vessels with such systems for total consideration of $20.3 million. These scrubbers are expected to be installed throughout 2019 and 2020. Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.

(4)
In July 2018, we executed an agreement to purchase 55 BWTS from an unaffiliated third party supplier for total consideration of $36.2 million. These systems are expected to be installed between 2018 and 2023, as each respective vessel under the agreement is due for its IOPP renewal survey. Upon entry into this agreement, we also obtained a minority equity interest in this supplier for no additional consideration. We have determined that of the total consideration of $36.2 million, $1.8 million is attributable to the minority equity interest, which was recorded as a financial asset under IFRS 9 in 2018 upon the payment of the initial deposits.

Aggregate deposits of $10.2 million were made during the six months ended June 30, 2019.  Deposits paid for these systems are reflected as investing cash flows within the unaudited condensed consolidated statement of cash flows.  Under the terms of the agreement, we were granted a put option, exercisable after one year following the date of the agreement, whereby we can put the shares back to the supplier at a predetermined price. The supplier was also granted a call option, exercisable two years following the date of the agreement, whereby it can buy the shares back from us at a predetermined price, which is greater than the strike price of the put option. Given that the value of this investment is contractually limited to the strike prices set forth in these options, the value of the investment of $1.8 million has remained unchanged since December 31, 2018. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million. We consider this value to be a Level 3 fair value measurement, as this supplier is a private company, and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised our put option in full).

(5)
The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto. This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement. The present value of this deposit has been calculated based on the interest rate that is implied in the lease, and the carrying value will accrete over the life of the lease, through interest income, until expiration.$0.3 million and $0.3 million was recorded as interest income as part of these agreements during the six months ended June 30, 2019 and 2018, respectively.

(6)
Amount relates to drydock costs capitalized on bareboat chartered-in vessels that were previously accounted for as operating leases. $2.6 million of this amount was reclassified to 'Right to use assets' upon the adoption of IFRS - Leases as described in Note 15. The remaining difference was fully amortized during the six months ended June 30, 2019.

6.	Restricted cash
Restricted cash for the six months ended June 30, 2019 primarily represents debt service reserve accounts that must be maintained as part of the terms and conditions of our 2017 Credit Facility, Citibank/K-Sure Credit Facility, ABN AMRO/K-Sure Credit Facility, and the lease financing arrangements with CMB Financial Leasing Co. Ltd and Bank of Communications Financial Leasing (LR2s). The funds in these accounts will be applied against the principal balance of these facilities upon maturity.

7.	Accounts payable
The following table depicts the components of our accounts payable as of June 30, 2019 and December 31, 2018:

	As of
In thousands of U.S. dollars	June 30, 2019	December 31, 2018
Scorpio Ship Management S.A.M. (SSM)	$3,868	$545
Scorpio Handymax Tanker Pool Limited	384	12
Scorpio Services Holding Limited (SSH)	360	409
Scorpio LR1 Pool Limited	131	51
Scorpio Commercial Management S.A.M. (SCM)	81	389
Scorpio LR2 Pool Limited	23	2
Amounts due to a port agent - related party	20	62
Accounts payable to related parties	4,867	1,470

Suppliers	10,487	10,395
	$15,354	$11,865
The majority of accounts payable is settled with a cash payment within 90 days. No interest is charged on accounts payable. We consider that the carrying amount of accounts payable approximates fair value.
The increase in amounts due to SSM from December 31, 2018 to June 30, 2019 relates to the timing of payments to suppliers.
The balance in suppliers as of June 30, 2019 and December 31, 2018 also includes amounts due to suppliers for costs that have been capitalized as part of each vessel's drydock, scrubber installation or BWTS installation. The payments of these costs are reflected as investing cash outflows within the unaudited condensed consolidated statement of cash flows. $2.3 million of the aggregate change in accounts payable from December 31, 2018 to June 30, 2019 relates to increases in amounts due to suppliers for drydock, scrubber installation or BWTS installation.

8.	Accrued expenses
The following table depicts the components of our accrued expenses as of June 30, 2019 and December 31, 2018:

	As of
In thousands of U.S. dollars	June 30, 2019	December 31, 2018
Accrued expenses to a related party port agent	$331	$398
Accrued expenses to SSM	88	287
Accrued expenses to Scorpio MR Pool Limited	54	—
Accrued expenses to Scorpio LR1 Pool Limited	8	—
Accrued expenses to Scorpio LR2 Pool Limited	3	—
Accrued expenses to SCM	2	—
Accrued expenses to Scorpio Handymax Tanker Pool Limited	1	—
Accrued expenses to related parties	487	685

Suppliers	12,854	9,147
Accrued interest	9,401	9,202
Accrued short-term employee benefits	6,102	2,430
Other accrued expenses	331	1,508
	$29,175	$22,972

The balance in suppliers as of June 30, 2019 and December 31, 2018 also includes amounts due to suppliers for costs that have been capitalized as part of each vessel's drydock, scrubber installation or BWTS installation. The payments of these costs are reflected as investing cash outflows within the unaudited condensed consolidated statement of cash flows. $5.7 million of the aggregate change in accrued expenses from December 31, 2018 to June 30, 2019 relates to increases in amounts due to suppliers for drydock, scrubber installation or BWTS installation.

9.	Current and long-term debt
The following is a roll forward of the activity within debt (current and non-current), by facility, for the six months ended June 30, 2019:

		Activity				Balance as of June 30, 2019 consists of:
In thousands of U.S. dollars	Carrying Value as of December 31, 2018	Drawdowns	Repayments	Other Activity(1)	Carrying Value as of June 30, 2019	Current	Non-Current
KEXIM Credit Facility	$299,300	$—	$(16,825)	$—	$282,475	$33,650	$248,825
ABN AMRO Credit Facility	100,508	—	(4,278)	—	96,230	8,553	87,677
ING Credit Facility	144,176	—	(6,368)	—	137,808	12,738	125,070
2018 NIBC Credit Facility	34,851	—	(1,617)	—	33,234	3,230	30,004
2017 Credit Facility	144,765	—	(6,632)	—	138,133	13,266	124,867
Credit Agricole Credit Facility	96,211	—	(4,283)	416	92,344	7,768	84,576
ABN / K-Sure Credit Facility	46,832	—	(1,925)	376	45,283	3,123	42,160
Citibank / K-Sure Credit Facility	97,609	—	(4,208)	957	94,358	6,564	87,794
ABN / SEB Credit Facility	114,825	—	(5,750)	—	109,075	11,500	97,575
Ocean Yield Lease Financing	158,757	—	(5,246)	97	153,608	10,696	142,912
CMBFL Lease Financing	61,198	—	(2,454)	93	58,837	4,729	54,108
BCFL Lease Financing (LR2s)	97,454	—	(3,737)	289	94,006	7,434	86,572
CSSC Lease Financing	251,832	—	(8,655)	(401)	242,776	18,088	224,688
BCFL Lease Financing (MRs)	98,831	—	(5,408)	—	93,423	11,391	82,032
2018 CMBFL Lease Financing	136,543	—	(5,058)	—	131,485	10,113	121,372
$116.0 Million Lease Financing	112,674	—	(3,243)	—	109,431	6,892	102,539
AVIC Lease Financing	139,103	—	(5,896)	—	133,207	11,794	121,413
China Huarong Lease Financing	137,250	—	(6,750)	—	130,500	13,500	117,000
$157.5 Million Lease Financing	152,086	—	(7,072)	—	145,014	14,142	130,872
COSCO Lease Financing	84,150	—	(3,850)	—	80,300	7,700	72,600
IFRS 16 - Leases - Three MR	—	50,715	(3,345)	293	47,663	7,046	40,617
IFRS 16 - Leases - Seven Handymax	—	24,194	(3,784)	—	20,410	13,662	6,748

Unsecured Senior Notes Due 2020	53,750	—	—	—	53,750	53,750	—
Unsecured Senior Notes Due 2019	57,500	—	(57,500)	—	—	—	—
Convertible Senior Notes due 2019	142,180	—	(2,266)	2,794	142,708	142,708	—
Convertible Senior Notes due 2022	171,469	—	—	4,201	175,670	—	175,670
	$2,933,854	$74,909	$(176,150)	$9,115	$2,841,728	$434,037	$2,407,691
Less: deferred financing fees	(23,539)	(107)	—	4,363	(19,283)	(2,097)	(17,186)
Total	$2,910,315	$74,802	$(176,150)	$13,478	$2,822,445	$431,940	$2,390,505

(1)
Relates to non-cash accretion or amortization of (i) debt or lease obligations assumed as part of the merger with Navig8 Product Tankers Inc., which were recorded at fair value on the closing dates, (ii) accretion of our Convertible Senior Notes due 2019 and Convertible Senior Notes due 2022 and (iii) amortization and write-offs of deferred financing fees.

Interest expense on all of our borrowings that has been incurred and is unpaid as of June 30, 2019 is accrued for within Accrued Expenses (see Note 8).
We were in compliance with all of the financial covenants set forth under the above borrowing arrangements as of June 30, 2019.
Unsecured debt
Convertible Senior Notes Due 2019
In March 2019, we repurchased $2.29 million face value of our Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.27 million.
The conversion rate of our Convertible Senior Notes due 2019 is subject to change upon the issuance of a dividend. The table below details the dividends declared during the six months ended June 30, 2019 and the corresponding effect to the conversion rate of the Convertible Senior Notes due 2019.

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 13, 2019	$0.10	10.1110
June 5, 2019	$0.10	10.1494
(1) Per $1,000 principal amount of the Convertible Senior Notes due 2019
The carrying values of the liability component of the Convertible Senior Notes due 2019 as of June 30, 2019 and December 31, 2018, were $142.7 million and $142.2 million, respectively. We incurred $1.7 million of coupon interest and $2.8 million of non-cash accretion on our Convertible Senior Notes due 2019 during the six months ended June 30, 2019. We were in compliance with the covenants related to the Convertible Senior Notes due 2019 as of June 30, 2019 and December 31, 2018. On July 1, 2019, we repaid the $142.7 million due at maturity.
Convertible Senior Notes due 2022
The conversion rate of our Convertible Senior Notes due 2022 is subject to change upon the issuance of a dividend. The table below details the dividends declared during the six months ended June 30, 2019 and the corresponding effect to the conversion rate of the Convertible Senior Notes due 2022:

Record Date	Dividends per share	Share Adjusted Conversion Rate (1)
March 13, 2019	$0.10	25.4799
June 5, 2019	$0.10	25.5767
(1) Per $1,000 principal amount of the Convertible Senior Notes due 2022.
The carrying value of the liability component of the Convertible Senior Notes due 2022 as of June 30, 2019 and December 31, 2018, were $175.7 million and $171.5 million, respectively. We incurred $3.1 million of coupon interest and $4.2 million of non-cash accretion during the six months ended June 30, 2019. We were in compliance with the covenants related to the Convertible Senior Notes due 2022 as of June 30, 2019 and December 31, 2018.

10.	Common shares

In February 2019, the Company's Board of Directors approved the reloading of the Plan, and reserved an additional 86,977 common shares, par value $0.01 per share, of the Company for issuance pursuant to the Plan.
2013 Equity Incentive Plan, or the Plan
In June 2019, we issued 112,750 shares of restricted stock to our employees and 107,500 shares to SSH employees for no cash consideration pursuant to the Plan. The share price on the issuance date was $24.93 per share. The vesting schedule of the restricted stock issued is (i) one-third of the shares vest on June 6, 2022, (ii) one-third of the shares vest on June 5, 2023, and (iii) one-third of the shares vest on June 4, 2024.
The following is a summary of activity for awards of restricted stock that have been granted under the Plan during the six months ended June 30, 2019.

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding and non-vested, December 31, 2018	3,359,887	$30.05
Granted	220,250	24.93
Vested	(199,788)	77.45
Forfeited	(2,500)	48.07
Outstanding and non-vested, June 30, 2019	3,377,849	$26.89

As of June 30, 2019, there were 3,377,849 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
For the period July 1, 2019 through December 31, 2019	$12,213	$549	$12,762
For the year ending December 31, 2020	19,918	539	20,457
For the year ending December 31, 2021	12,870	119	12,989
For the year ending December 31, 2022	5,940	—	5,940
For the year ending December 31, 2023	1,799	—	1,799
For the year ending December 31, 2024	157	—	157
	$52,897	$1,207	$54,104
 Dividend Payments
In February 2019, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, which was paid on March 28, 2019 to all shareholders of record as of March 13, 2019.

In May 2019, our Board of Directors declared a quarterly cash dividend of $0.10 per share, which was paid on June 27, 2019 to all shareholders of record as of June 5, 2019.
Securities Repurchase Program
In May 2015, our Board of Directors authorized a new Securities Repurchase Program to purchase up to an aggregate of $250 million of our common stock and bonds, the latter of which consists of our (i) Convertible Senior Notes due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Convertible Senior Notes due 2022, which were issued in May and July 2018.
In March 2019, we repurchased $2.29 million face value of our Convertible Notes due 2019 at an average price of $990.00 per $1,000 principal amount, or $2.27 million.
During the six months ended June 30, 2019, we purchased an aggregate of 30 of our common shares that are being held as treasury shares at an average price of $17.10 per share.
We had $121.6 million remaining under our Securities Repurchase Program as of June 30, 2019. We expect to repurchase any securities in the open market, at times and prices that are considered to be appropriate, but we are not obligated under the terms of the program to repurchase any securities.
There were 6,349,324 and 6,349,294 common shares held in treasury at June 30, 2019 and December 31, 2018, respectively.
Shares outstanding
As of June 30, 2019, we had 51,615,220 common shares outstanding. These shares provide the holders with rights to dividends and voting rights.

11.	Related party transactions
Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statements of income or loss and balance sheets are as follows:

	For the six months ended June 30,
In thousands of U.S. dollars	2019	2018
Pool revenue(1)
Scorpio LR2 Pool Limited	$131,945	$90,689
Scorpio MR Pool Limited	123,427	117,172
Scorpio Handymax Tanker Pool Limited	51,916	41,803
Scorpio LR1 Pool Limited	35,130	22,721
Voyage expenses(2)	(192)	(805)
Vessel operating costs(3)	(15,908)	(17,044)
Administrative expenses(4)	(6,315)	(6,290)

(1)
These transactions relate to revenue earned in the Scorpio Pools. The Scorpio Pools are related party affiliates. When our vessels are in the Scorpio Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our LR1/Panamax and Aframax vessels, $250 per vessel per day with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus a commission of 1.50% on gross revenue per charter fixture.  These are the same fees that SCM charges other vessels in these pools, including third party owned vessels. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

(2)	Related party expenditures included within voyage expenses in the unaudited condensed consolidated statements of income or loss consist of the following:

◦
Expenses due to SCM, a related party affiliate, for commissions related to the commercial management services provided by SCM under the commercial management agreement for vessels that are not in one of the Scorpio Pools. SCM’s services include securing employment, in the spot market and on time charters, for our vessels. When not in one of the Scorpio Pools, each vessel pays (i) flat fees of $250 per day for LR1/Panamax and LR2/Aframax vessels and $300 per day for Handymax and MR vessels and (ii) commissions of 1.25% of their gross revenue per charter fixture.  These expenses are included in voyage expenses in the unaudited condensed consolidated statements of income or loss. In September 2018, we entered into an agreement with SCM whereby SCM reimbursed a portion of the commissions that SCM charges the Company’s vessels to effectively reduce such to 0.85% of gross revenue per charter fixture, effective from September 1, 2018 and ending on June 1, 2019.

•
No voyage expenses were charged by a related party port agent during the six months ended June 30, 2019. Voyage expenses of $25,747 were charged by a related party port agent during the six months ended June 30, 2018. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.

(3)	Related party expenditures included within vessel operating costs in the unaudited condensed consolidated statements of income or loss consist of the following:

•
Technical management fees of $15.0 million and $14.8 million charged by SSM, a related party affiliate, during the six months ended June 30, 2019 and 2018, respectively. SSM’s services include day-to-day vessel operations, performing general maintenance, monitoring regulatory and classification society compliance, customer vetting procedures, supervising the maintenance and general efficiency of vessels, arranging the hiring of qualified officers and crew, arranging and supervising drydocking and repairs, purchasing supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants, and providing technical support. SSM administers the payment of salaries to our crew on our behalf. The crew wages that were administered by SSM (and disbursed through related party subcontractors of SSM) were $62.5 million and $63.3 million during the six months ended June 30, 2019 and 2018, respectively. SSM's fixed annual technical management fee is $175,000 per vessel plus certain itemized expenses in the technical management agreement.

•
Insurance related expenses of $2.0 million incurred through a related party insurance broker during the six months ended June 30, 2018. The amounts recorded reflect the amortization of the policy premiums, which are paid directly to the broker, who then remits the premiums to the underwriters. In 2016, an Executive Officer of the Company acquired a minority interest, which in 2018 increased to a majority interest, in an insurance broker which arranges hull and machinery and war risk insurance for certain of our owned and finance leased vessels. This broker has arranged such policies for the Company since 2010 and the extent of the coverage and the manner in which the policies are priced did not change as a result of this transaction. Accordingly, all amounts charged by this insurance broker during the six months ended June 30, 2018 were on an arms-length basis. In September 2018, the Executive Officer disposed of his interest in the insurance broker in its entirety to a third party not affiliated with the Company.

•
Vessel operating expenses of $0.9 million and $0.3 million charged by a related party port agent during the six months ended June 30, 2019 and 2018, respectively. SSH has a majority equity interest in a port agent that provides supply and logistical services for vessels operating in its regions.

(4)
We have an Amended Administrative Services Agreement with SSH for the provision of administrative staff, office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for direct or indirect expenses that are incurred on our behalf. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio group of companies, or Scorpio.  The expenses incurred under this agreement were as follows, and were recorded in general and administrative expenses in the unaudited condensed consolidated statement of income or loss.

•
The expense for the six months ended June 30, 2019 of $6.3 million included (i) administrative fees of $5.5 million charged by SSH, (ii) restricted stock amortization of $0.6 million, which relates to the issuance of an aggregate of 221,900 shares of restricted stock to SSH employees for no cash consideration pursuant to the Plan, and (iii) the reimbursement of expenses of $0.1 million to SSH and $0.1 million to SCM.

•
The expense for the six months ended June 30, 2018 of $6.3 million included (i) administrative fees of $5.5 million charged by SSH, (ii) restricted stock amortization of $0.8 million, which relates to the issuance of an aggregate of 114,400 shares of restricted stock to SSH employees for no cash consideration pursuant to the Plan, and (iii) the reimbursement of expenses of $23,848.

We had the following balances with related party affiliates, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	June 30, 2019	December 31, 2018
Assets:
Accounts receivable (due from the Scorpio Pools) (1)	$52,200	$66,178
Accounts receivable and prepaid expenses (SSM) (2)	2,712	2,461
Accounts receivable and prepaid expenses (SCM) (3)	1,220	2,511
Other assets (pool working capital contributions) (4)	45,694	42,973
Liabilities:
Accounts payable and accrued expenses (SSM) (5)	3,956	832
Accounts payable and accrued expenses (owed to the Scorpio Pools)	605	66
Accounts payable and accrued expenses (SSH)	360	409
Accounts payable and accrued expenses (related party port agent)	351	459
Accounts payable and accrued expenses (SCM)	83	389

(1)
Accounts receivable due from the Scorpio Pools relate to hire receivables for revenues earned and receivables from working capital contributions. The amounts as of June 30, 2019 and December 31, 2018 include $19.2 million and $22.9 million, respectively, of working capital contributions made on behalf of our vessels to the Scorpio Pools. Upon entrance into such pools, all vessels are required to make working capital contributions of both cash and bunkers. Additional working capital contributions can be made from time to time based on the operating needs of the Scorpio pools. These amounts are accounted for and repaid as follows:

•
For vessels in the Scorpio Handymax Tanker Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from the pool no later than six months after the exit date. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts.

•
For vessels in the Scorpio MR Pool and Scorpio Panamax Tanker Pool, any contributions are repaid, without interest, when such vessel has earned sufficient net revenues to cover the value of such working capital contributed.  Accordingly, we classify such amounts as current (within accounts receivable).

•
For vessels in the Scorpio LR2 Pool, Scorpio Aframax Pool and Scorpio LR1 Pool, the initial contribution amount is repaid, without interest, upon a vessel’s exit from each pool. Bunkers on board a vessel exiting the pool are credited against such repayment at the actual invoice price of the bunkers. For all owned or finance leased vessels we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within other assets on the unaudited condensed consolidated balance sheets. For time or bareboat chartered-in vessels we classify the initial contributions as current (within accounts receivable) or non-current (within other assets) according to the expiration of the contract. Any additional working capital contributions are repaid when sufficient net revenues become available to cover such amounts and are therefore classified as current.

(2)	Accounts receivable and prepaid expenses from SSM relate to advances made for vessel operating expenses (such as crew wages) that will either be reimbursed or applied against future costs.

(3)	Accounts receivable and prepaid expenses from SCM primarily relate to the reduction of commission rebate to 0.85% of gross revenue per charter fixture as described above.

(4)	Represents the non-current portion of working capital receivables as described above.

(5)	Represents accounts payable and accrued expenses related to vessel operating expenses that are due to SSM.
Prior to September 29, 2016, we paid SSH a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. This fee was eliminated for all vessel purchase or sale agreements entered into after September 29, 2016. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal.

•	During the six months ended June 30, 2019, no fees were paid to SSH for the sale or purchase of vessels.

•
During the six months ended June 30, 2018, we paid SSH an aggregate fee of $0.7 million in connection with the purchase and delivery of STI Esles II and STI Jardins. The related construction contracts for these vessels were executed in 2015, prior to the amendments to the Administrative Services Agreement, which were effective on September 29, 2016.

In 2011, we entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. There were no costs incurred under this agreement during the six months ended June 30, 2019 and 2018. We also had an agreement with SSM to supervise the eight MR vessels that were under construction at Hyundai Mipo Dockyard and delivered throughout 2017 and in January 2018. We paid SSM $0.1 million under this agreement during the six months ended June 30, 2018.
 Key management remuneration
The table below shows key management remuneration for the six months ended June 30, 2019 and 2018:

	For the six months ended June 30,
In thousands of U.S. dollars	2019	2018
Short-term employee benefits (salaries)	$5,191	$2,748
Share-based compensation (1)	11,071	10,365
Total	$16,262	$13,113

(1)	Represents the amortization of restricted stock issued under the Plan as described in Note 17.
For the purpose of the table above, key management are those persons who have authority and responsibility for making strategic decisions, and managing operating, financial and legal activities.
There are no material post-employment benefits for our executive officers or directors. By law, our employees in Monaco are entitled to a one-time payment of up to two months salary upon retirement if they meet certain minimum service requirements.
There are no post-employment benefits.

12.	Segment reporting

Information about our reportable segments for the six months ended June 30, 2019 and 2018 is as follows:

For the six months ended June 30, 2019

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$35,177	$55,176	$132,856	$123,426	$346,635	$—	$346,635
Vessel operating costs	(13,851)	(23,717)	(46,411)	(54,173)	(138,152)	—	(138,152)
Voyage expenses	(24)	(1,164)	(206)	(228)	(1,622)	—	(1,622)
Charterhire	—	(4,256)	271	(414)	(4,399)	—	(4,399)
Depreciation - owned or finance leased vessels	(9,598)	(9,044)	(36,270)	(33,271)	(88,183)	—	(88,183)
Depreciation - right of use assets	—	(3,929)	—	(4,101)	(8,030)	—	(8,030)
General and administrative expenses	(583)	(1,039)	(1,857)	(2,310)	(5,789)	(25,451)	(31,240)
Financial expenses	—	—	—	—	—	(96,083)	(96,083)
Financial income	107	11	22	264	404	5,439	5,843
Other expenses, net	—	—	—	—	—	(13)	(13)
Segment income or loss	$11,228	$12,038	$48,405	$29,193	$100,864	$(116,108)	$(15,244)

For the six months ended June 30, 2018

In thousands of U.S. dollars	LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$23,611	$48,237	$100,066	$126,327	$298,241	$—	$298,241
Vessel operating costs	(14,781)	(24,163)	(45,736)	(55,224)	(139,904)	—	(139,904)
Voyage expenses	(573)	(235)	(2,966)	(598)	(4,372)	—	(4,372)
Charterhire	—	(10,308)	(4,652)	(20,209)	(35,169)	—	(35,169)
Depreciation	(9,565)	(9,020)	(36,010)	(32,952)	(87,547)	—	(87,547)
General and administrative expenses	(593)	(1,116)	(1,924)	(2,430)	(6,063)	(20,909)	(26,972)
Merger transaction related costs	—	—	—	—	—	(271)	(271)
Financial expenses	—	—	—	—	—	(88,367)	(88,367)
Loss on exchange of convertible senior notes	—	—	—	—	—	(16,968)	(16,968)
Financial income	39	8	10	255	312	418	730
Other expenses, net	—	(46)	—	—	(46)	(50)	(96)
Segment income or loss	$(1,862)	$3,357	$8,788	$15,169	$25,452	$(126,147)	$(100,695)

13.	Vessel revenue

During the six months ended June 30, 2019 and 2018, we had three and five vessels that earned revenue through long-term time-charter contracts (with initial terms of one year or greater), respectively. The remaining vessels earned revenue from the Scorpio Pools or in the spot market.

Revenue Sources

	For the six months ended June 30,
In thousands of U.S. dollars	2019	2018
Pool revenue	$342,505	$272,436
Time charter revenue	2,551	18,558
Voyage revenue (spot market)	1,579	7,247
	$346,635	$298,241
Seasonality
The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during April to September and stronger during October to March.

14.	Crewing costs

The following table depicts the components of our crew expenses, including crew benefits, during the six months ended June 30, 2019 and 2018, respectively.

	For the six months ended June 30,
In thousands of US dollars	2019	2018
Short term crew benefits (i.e. wages, victualing, insurance)	$74,854	$75,807
Other crew related costs	9,145	9,770
	83,999	85,577

15.	Operating leases and right of use assets

Bareboat Chartered-In Vessels

The following table depicts our time or bareboat chartered-in vessel commitments during the six months ended June 30, 2019:

	Name	Year built	Vessel class	Charter type	Delivery (1)	Charter Expiration	Rate ($/ day)
	Active as of June 30, 2019
1	Silent	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
2	Single	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
3	Star I	2007	Handymax	Bareboat	March-19	March-20	6,300	(2)
4	Steel	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
5	Sky	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
6	Stone I	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
7	Style	2008	Handymax	Bareboat	March-19	March-21	6,300	(3)
8	STI Beryl	2013	MR	Bareboat	April-17	April-25	8,800	(4)
9	STI Le Rocher	2013	MR	Bareboat	April-17	April-25	8,800	(4)
10	STI Larvotto	2013	MR	Bareboat	April-17	April-25	8,800	(4)

(1)	Represents delivery date or estimated delivery date.
(2)	In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for one year at a bareboat rate of $6,300 per day.
(3)	In March 2019, we entered into a new bareboat charter-in agreement on a previously bareboat chartered-in vessel. The term of the agreement is for two years at a bareboat rate of $6,300 per day.
(4)
In April 2017, we sold and leased back this vessel, on a bareboat basis, for a period of up to eight years for $8,800 per day. The sales price was $29.0 million, and we have the option to purchase this vessel beginning at the end of the fifth year of the agreement through the end of the eighth year of the agreement, at market-based prices. Additionally, a deposit of $4.35 million per vessel was retained by the buyer and will either be applied to the purchase price of each vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.

Time charter that expired during the six months ended June 30, 2019

Name	Year built	Vessel class	Delivery	Charter Expiration	Rate ($/ day)
Miss Benedetta	2012	MR	Mar-18	Jan-19	14,000

On January 1, 2019, the Company adopted IFRS 16, Leases, which amended the existing accounting standards to require lessees to recognize, on a discounted basis, the rights and obligations created by the commitment to lease assets on the balance sheet, unless the term of the lease is 12 months or less.  Accordingly, the standard resulted in the recognition of right-of-use assets and corresponding liabilities, on the basis of the discounted remaining future minimum lease payments, relating to the existing bareboat chartered-in vessel commitments for three bareboat chartered-in vessels, which are scheduled to expire in April 2025. A weighted average incremental borrowing rate of 6.0% was applied at the date of initial application.
The following table bridges operating lease commitments at December 31, 2018 to IFRS 16 lease liabilities at January 1, 2019

In thousands of U.S. dollars
Operating leases commitments disclosed at December 31, 2018	$65,439
Discounting effect relating to the lease liability recorded upon transition to IFRS 16	(10,120)
Less: leases with terms of less than 12 months at the date of transition to IFRS 16, which were recognized as charterhire expense during the six months ended June 30, 2019.	(4,605)
IFRS 16 - lease liabilities recognized at January 1, 2019	$50,714
Of which are:
IFRS 16 - current lease liabilities	$6,523
IFRS 16 - non-current lease liabilities	$44,191

In March 2019, the Company entered into new bareboat charter-in agreements on seven previously bareboat chartered-in vessels. Three of these vessels will be bareboat chartered-in for one year and the remaining four vessels will be bareboat chartered-in for two years. The daily bareboat rate under all seven agreements is $6,300 per day.

The following is the activity of the Right of use assets starting with the recognition of the assets on January 1, 2019 through June 30, 2019:

In thousands of U.S. dollars	Vessels	Drydock (2)	Total
As of January 1, 2019	48,466	2,635	51,101
Additions(1)	24,195	—	24,195
Depreciation - right of use assets	(7,736)	(294)	(8,030)
As of June 30, 2019	64,925	2,341	67,266

(1)	Additions relate to seven vessels that commenced bareboat charter-in arrangements in March 2019 for $6,300 per day.

(2)
Drydock costs for bareboat chartered-in vessels are depreciated over the shorter of the lease term or the period until the next scheduled drydock. On this basis, the drydock costs incurred for these vessels is being depreciated separately. These costs were recorded as Other non-current assets as of December 31, 2018 and were reclassified to Right of use assets upon the adoption of IFRS 16 - Leases, on January 1, 2019.

The following table summarizes the interest expense recognized in the unaudited condensed consolidated statements of income or loss and principal payments recognized in the unaudited condensed consolidated cash flow statements for the six months ended June 30, 2019 relating to lease liabilities.

In thousands of U.S. dollars	Six months ended June 30, 2019
Amounts recognized in unaudited condensed consolidated statements of income or loss
Interest expense on IFRS 16 - lease liabilities	$1,776

Amount recognized in unaudited condensed consolidated cash flow statements
Principal repayments on IFRS 16 - lease liabilities	$7,129
The undiscounted remaining future minimum lease payments under bareboat charter-in arrangements that are accounted as lease liabilities under IFRS 16 - Leases as of June 30, 2019 are $77.7 million. The obligations under these agreements will be repaid as follows:

As of
In thousands of U.S. dollars	June 30, 2019
Less than 1 year	$24,066
1 - 5 years	45,395
5+ years	8,200
Total	$77,661
Discounting effect	9,589
Lease liability	$68,072

The total expense recognized under time and bareboat charterhire agreements that are accounted for as operating leases during the six months ended June 30, 2019 and 2018 was $4.4 million and $35.2 million, respectively. These lease payments include payments for the non-lease elements in our time chartered-in arrangements.
Time Chartered-Out Vessels and Vessels in Pool Arrangements
In accordance with IFRS 16 - Leases, we are required to identify the lease and non-lease components of revenue and account for each component in accordance with the applicable accounting standard. In time charter-out or pool arrangements, we have determined that the lease component is the vessel and the non-lease component is the technical management services provided to operate the vessel. Each component is quantified on the basis of the relative stand-alone price of each lease component; and on the aggregate stand-alone price of the non-lease components.
These components will be accounted for as follows:

•	All fixed lease revenue earned under these time charter-out arrangements is recognized on a straight-line basis over the term of the lease.

•	Lease revenue earned under our pool arrangements is recognized as it is earned, since it is 100% variable.

•
The non-lease component is accounted for as services revenue under IFRS 15. This revenue is recognized “over time” as the customer (i.e. the pool or the charterer) is simultaneously receiving and consuming the benefits of the service.

The following table summarizes the lease and non-lease components of revenue from time charter-out and pool revenue during the six months ended June 30, 2019 and 2018. These figures are not readily quantifiable as the Company's contracts (with the Scorpio pools or under time charter-out arrangements) do not separate these components. The Company does not view its pool and time charter-out revenue as two separate streams of revenue. Nevertheless, we have estimated these amounts by reference to (i) third party, published time charter rates for the lease component, and (ii) an approximation of the fair market value of vessel operating expenses for the non-lease component.

	For the six months ended June 30,
In thousands of U.S. dollars	2019	2018
Lease component of revenue from time charter-out and pool revenue	$191,523	$140,183
Non-lease component of revenue from time charter-out and pool revenue	153,533	150,810
	$345,056	$290,993

The following table summarizes the terms of our time chartered-out vessels that were in place during the six months ended June 30, 2019.

	Name	Year built	Type	Delivery Date to the Charterer	Charter Expiration	Rate ($/ day)
1	STI Pimlico	2014	Handymax	February-16	March-19	$18,000
2	STI Poplar	2014	Handymax	January-16	February-19	$18,000
3	STI Rose	2015	LR2	February-16	February-19	$28,000

Payments received include payments for the non-lease elements in these time chartered-out arrangements.
The future undiscounted minimum payments due to us under these non-cancellable leases are set forth below. These minimum payments are shown net of address commissions, which are deducted upon payment.

	As of
In thousands of U.S. dollars	June 30, 2019	December 31, 2018
Less than 1 year	$—	$2,581
1 - 5 years	—	—
5+ years	—	—
Total	$—	$2,581

16.	Financial expenses

The following table depicts the components of financial expenses for the six months ended June 30, 2019:

	For the six months ended June 30,
In thousands of U.S. dollars	2019	2018
Interest expense on debt (1)	$82,898	$66,797
Accretion of Convertible Senior Notes due 2019 and 2022	6,995	6,435
Amortization of deferred financing fees	4,088	6,191
Accretion of premiums and discounts on assumed debt(2)	1,827	1,909
Write-off of deferred financing fees (3)	275	7,035
Total financial expenses	$96,083	$88,367

(1)
The increase in interest payable, net of capitalized interest was primarily attributable to (i) an increase in the Company's average debt balance, (ii) an increase in LIBOR rates compared to the six months ended June 30, 2018, (iii) an increase in borrowing costs associated with the Company's lease financing arrangements that were entered into in 2018 and (iv) the implementation of IFRS 16 - Leases. IFRS 16 - Leases, required the recognition of right of use assets and corresponding liabilities on the basis of the discounted remaining future minimum lease payments, relating to our existing bareboat chartered-in vessel commitments that were previously reported as operating leases. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. During the six months ended June 30, 2019, we recognized $1.8 million of finance charge for leases accounted for under IFRS 16.

Average debt outstanding during the six months ended June 30, 2019 and 2018 was $2.9 billion and $2.8 billion, respectively. The increase in average debt during the six months ended June 30, 2019 was primarily the result of the Company's refinancing initiatives that were executed in the second, third and fourth quarters of 2018. Interest payable during those periods was partially offset by interest capitalized from vessels under construction and installations of BWTS and scrubbers of $1.3 million and $0.2 million during the six months ended June 30, 2019 and 2018, respectively.

(2)
The accretion of premiums and discounts represent the accretion or amortization of the fair value adjustments relating to the indebtedness assumed from Navig8 Product Tankers Inc. that have been recorded since the closing dates of that merger in 2017.

(3)	The write-off of deferred financing fees for the six months ended June 30, 2019 was primarily the result of the early redemption of the Unsecured Senior Notes due 2019 in March 2019.
The write-off of deferred financing fees in the six months ended June 30, 2018 included (i) $1.1 million related to the exchange of our Convertible Senior Notes due 2019 in May 2018, (ii) $3.3 million related to refinancing of the existing indebtedness on five vessels under our K-Sure Credit Facility into our ABN / SEB Credit Facility, and (iii) $2.6 million related to the acceleration of the unamortized deferred financing fees for certain credit facilities that were refinanced in the third and fourth quarters of 2018.

17.	Loss per share
The calculation of both basic and diluted loss per share is based on net loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the six months ended June 30,
In thousands of U.S. dollars except for share data	2019	2018
Net loss attributable to equity holders of the parent - basic	$(15,244)	$(100,695)
Convertible Senior Notes interest expense	—	—
Convertible Senior Notes deferred financing amortization	—	—
Net loss attributable to equity holders of the parent - diluted	$(15,244)	$(100,695)

Basic weighted average number of shares	48,109,924	30,891,470
Effect of dilutive potential basic shares:
Restricted stock	—	—
Convertible Senior Notes	—	—
	—	—
Diluted weighted average number of shares	48,109,924	30,891,470

Loss Per Share:
Basic	$(0.32)	$(3.26)
Diluted	$(0.32)	$(3.26)

During the six months ended June 30, 2019 and 2018, we incurred net losses and as a result, the inclusion of potentially dilutive shares relating to unvested shares of restricted stock and our Convertible Senior Notes due 2019 and Convertible Senior Notes due 2022 were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.  Accordingly, interest expense and deferred financing amortization relating to the Convertible Senior Notes due 2019 and Convertible Senior Notes due 2022 along with the potentially dilutive securities under such notes (representing 6,653,256 and 6,320,243 shares of common stock for the six months ended June 30, 2019 and 2018, respectively) along with the potentially dilutive impact of 3,377,849 and 2,167,474 unvested shares of restricted stock were excluded from the computation of diluted earnings per share for the six months ended June 30, 2019 and 2018, respectively.

18.	Financial instruments - financial and other risks
Funding and capital risk management
We manage our funding and capital resources to ensure our ability to continue as a going concern while maximizing the return to shareholders through the optimization of our debt and equity balance.
IFRS 13 requires classifications of fair value measures into Levels 1, 2 and 3. Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices). Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The fair values and carrying values of our financial instruments at June 30, 2019 and December 31, 2018, respectively, are shown in the table below.

Categories of Financial Instruments

	As of June 30, 2019		As of December 31, 2018
Amounts in thousands of U.S. dollars	Fair value	Carrying Value	Fair value	Carrying Value
Financial assets
Cash and cash equivalents (1)	$467,219	$467,219	$593,652	$593,652
Restricted cash (2)	12,294	12,294	12,285	12,285
Accounts receivable (3)	56,469	56,469	69,718	69,718
Investment in BWTS supplier (4)	1,751	1,751	1,751	1,751
Working capital contributions to Scorpio Pools (5)	45,694	45,694	42,973	42,973
Seller's credit on sale leaseback vessels (6)	9,352	9,352	9,087	9,087

Financial liabilities
Accounts payable (7)	$15,354	$15,354	$11,865	$11,865
Accrued expenses (7)	29,175	29,175	22,972	22,972
Secured bank loans (8)	1,018,638	1,018,638	1,066,452	1,066,452
Finance lease liability (9)	1,363,932	1,363,932	1,420,381	1,420,381
Unsecured Senior Notes Due 2020 (10)	54,524	53,750	52,584	53,750
Unsecured Senior Notes Due 2019 (10)	—	—	58,029	57,500
Convertible Senior Notes due 2019 (11)	142,708	142,708	140,267	145,000
Convertible Senior Notes due 2022 (11)	210,865	203,500	163,842	203,500
IFRS 16 - Lease liabilities (12)	68,072	68,072	—	—

(1)	Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities.

(2)	Restricted cash are considered Level 1 items due to the liquid nature of these assets.

(3)	We consider that the carrying amount of accounts receivable approximate their fair value due to the relative short maturity of these instruments.

(4)
We consider the value of our minority interest in our BWTS supplier (as described in Note 5) to be a Level 3 fair value measurement, as this supplier is a private company and the value has been determined based on unobservable market data (i.e. the proceeds that we would receive if we exercised the put option set forth in the agreement in full). Moreover, we consider that its carrying value approximates fair value given that the value of this investment is contractually limited to the strike prices set forth in the put option that was granted to the Company and the call option that was granted to the supplier. The difference in the aggregate value of the investment, based on the spread between the exercise prices of the put and call options, is $0.6 million.

(5) Non-current working capital contributions to the Scorpio Pools are repaid, without interest, upon a vessel’s exit from the pool. For all owned vessels, we assume that these contributions will not be repaid within 12 months and are thus classified as non-current within Other Assets on the consolidated balance sheets.  We consider that their carrying values approximate fair value given that the amounts due are contractually fixed based on the terms of each pool agreement.
(6) The seller's credit on lease financed vessels represents the present value of the deposits of $4.35 million per vessel ($13.1 million in aggregate) that was retained by the buyer as part of the sale and operating leasebacks of STI Beryl, STI Le Rocher and STI Larvotto, which is described in Note 5.  This deposit will either be applied to the purchase price of the vessel if a purchase option is exercised, or refunded to us at the expiration of the agreement.  This deposit has been recorded as a financial asset measured at amortized cost.  The present value of this deposit has been calculated based on the interest rate that is implied in the leases, and the carrying value will accrete over the life of the lease using the effective interest method, through interest income, until expiration.  We consider that its carrying value approximates fair value given that its value is contractually fixed based on the terms of each lease.

(7)	We consider that the carrying amounts of accounts payable and accrued expenses approximate the fair value due to the relative short maturity of these instruments.

(8)
The carrying value of our secured bank loans are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. Accordingly, we consider their fair value to be a Level 2 measurement. These amounts are shown net of $10.3 million and $12.6 million of unamortized deferred financing fees as of June 30, 2019 and December 31, 2018, respectively.

(9)
The carrying value of our obligations due under finance lease arrangements are measured at amortized cost using the effective interest method. We consider that their carrying value approximates fair value because (i) the interest rates on these instruments change with, or approximate, market interest rates and (ii) the credit risk of the Company has remained stable. These amounts are shown net of $8.7 million and $9.5 million of unamortized deferred financing fees as of June 30, 2019 and December 31, 2018, respectively.

(10) The carrying value of our Unsecured Senior Notes Due 2020 are measured at amortized cost using the effective interest method. The carrying values shown in the table are the face value of the notes. These notes are shown net of $0.3 million and $0.5 million of unamortized deferred financing fees on our unaudited condensed consolidated balance sheet as of June 30, 2019 and December 31, 2018. Our Unsecured Senior Notes Due 2020 are quoted on the New York Stock Exchange under the symbols 'SBNA'. We consider their fair values to be Level 1 measurements due to their quotation on an active exchange.
(11) The carrying value of our Convertible Senior Notes due 2019 and Convertible Senior Notes 2022 shown in the table above are their face value. The liability components of the Convertible Senior Notes due 2019 and Convertible Senior Notes 2022 have been recorded within Long-term debt on the unaudited condensed consolidated balance sheet as of June 30, 2019. The equity components of the Convertible Senior Notes due 2019 and Convertible Senior Notes 2022 have been recorded within Additional paid-in capital on the unaudited condensed consolidated balance sheet, net of $1.9 million, of unamortized deferred financing fees. These instruments are traded in inactive markets and are valued based on quoted prices on the recent trading activity. Accordingly, we consider its fair value to be a Level 2 measurement.
(12) The carrying values of our IFRS 16 - Leases, lease liabilities are measured at present value of the minimum lease payments over the lease term, discounted at the Company's incremental borrowing rate. We consider that the carrying value approximates fair value because the interest rates on these instruments approximate market interest rates. Accordingly, we consider their fair value to a Level 2 measurement.
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. We manage liquidity risk by maintaining adequate reserves and borrowing facilities and by continuously monitoring forecast and actual cash flows.
Economic conditions in the product tanker market were challenging during the year ended December 31, 2018, with freight rates at their lowest levels since 2009, resulting in the incurrence of significant losses during that period. The Company raised $319.6 million in additional liquidity in an underwritten offering of our common shares in October 2018 and economic conditions in the product tanker market subsequently improved during the six months ended June 30, 2019. Our Senior Unsecured Notes due 2020 are scheduled to mature in May of 2020 and our ABN AMRO Credit Facility is scheduled to mature in the third quarter of 2020 (depending on the tranche). While we believe our current financial position is adequate to address the maturity of these instruments, a deterioration in economic conditions could cause us to pursue other means to raise liquidity, such as through the sale of vessels, to meet these obligations. Moreover, a deterioration in economic conditions could cause us to breach our debt covenants, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Based on internal forecasts and projections, we believe that we have adequate financial resources to continue in operation and meet our financial commitments (including but not limited to debt service obligations and charterhire commitments) for a period of at least twelve months from the date of approval of these unaudited condensed consolidated financial statements. Accordingly, we continue to adopt the going concern basis in preparing our unaudited condensed consolidated financial statements.

19.	General and administrative expenses
General and administrative expenses increased $4.3 million to $31.2 million from $27.0 million for the six months ended June 30, 2019 and 2018, respectively. This increase was primarily driven by an increase in restricted stock amortization and compensation expenses.

20.	Subsequent events
Convertible Senior Notes due 2019
In July 2019, our Convertible Senior Notes due 2019 matured and we repaid the entire outstanding balance of $142.7 million.
Convertible Senior Notes due 2022
On September 10, 2019, the conversion rate of the Convertible Senior Notes due 2022 was adjusted to reflect the Company's expected payment of a cash dividend on or about September 27, 2019 to all shareholders of record as of September 10, 2019. The new conversion rate for the Convertible Senior Notes due 2022 is 25.6637 shares of the Company’s common shares per $1,000 principal amount, representing an increase to the prior conversion rate of 0.0870 shares for each $1,000 principal amount of the Convertible Senior Notes due 2022.
Declaration of Dividend
On July 30, 2019, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable on or about September 27, 2019 to all shareholders of record as of September 10, 2019 (the record date).
Scrubber Financing
The Company has received commitments for seven different facilities to partially finance the purchase and installation of scrubbers on certain of the Company's vessels.  These commitments are expected to increase the Company’s liquidity by approximately $87 million.  The Company is in discussions with a different group of financial institutions to finance additional purchases of scrubbers which, if consummated, are expected to increase the Company’s liquidity by an additional $35 million.  All of these agreements are expected to be signed in the next few months and the drawdowns will occur as the scrubbers are installed throughout the remainder of 2019 and 2020.
2013 Equity Incentive Plan, or the Plan
In July 2019, the Company's Board of Directors approved the reloading of the Plan, and reserved an additional 134,893 common shares, par value $0.01 per share, of the Company for issuance pursuant to the Plan.
In July 2019, the Company issued 230,170 shares of restricted stock to our employees for no cash consideration pursuant to the Plan. The share price on the issuance date was $26.23 per share. The vesting schedule of the restricted stock issued to our employees is (i) one-third of the shares vest on May 24, 2022, (ii) one-third of the shares vest on May 23, 2023, and (iii) one-third of the shares vest on May 22, 2024.